      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 1995


                                                       REGISTRATION NO. 33-58551
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                    TEKELEC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  CALIFORNIA                                    95-2746131
       (STATE OF OR OTHER JURISDICTION                       (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NUMBER)

                             26580 WEST AGOURA ROAD
                          CALABASAS, CALIFORNIA 91302
                                 (818) 880-5656
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                PHILIP J. ALFORD
                                   PRESIDENT
                                    TEKELEC
                             26580 WEST AGOURA ROAD
                          CALABASAS, CALIFORNIA 91302
                                 (818) 880-5656
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

            RONALD W. BUCKLY, ESQ.                        JEFFREY D. SAPER, ESQ.
          KATHERINE F. ASHTON, ESQ.                        HARRY K. PLANT, ESQ.
               COUDERT BROTHERS                            RANA B. DIORIO, ESQ.
     1055 WEST SEVENTH STREET, 20TH FLOOR           WILSON, SONSINI, GOODRICH & ROSATI
        LOS ANGELES, CALIFORNIA 90017                    PROFESSIONAL CORPORATION
                (213) 688-9088                              650 PAGE MILL ROAD
                                                       PALO ALTO, CALIFORNIA 94304
                                                              (415) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective and the Underwriting Agreement is executed.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
     BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                    MAY 25, 1995

                                1,750,000 SHARES
                                    (LOGO)
                                   TEKELEC
                                  COMMON STOCK
                               ------------------


     All of the shares of Common Stock offered hereby are being sold by Tekelec ("Tekelec" or the "Company"). The Company's Common Stock trades on The Nasdaq Stock Market under the symbol "TKLC." On May 24, 1995, the last sale price for the Common Stock as reported was $21.50 per share. See "Price Range of Common Stock."

                               ------------------

  SEE "RISK FACTORS" FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE
                                   INVESTORS.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                            CRIMINAL OFFENSE.

======================================================================================================
                                               PRICE            UNDERWRITING           PROCEEDS
                                                TO              DISCOUNTS AND             TO
                                              PUBLIC           COMMISSIONS(1)         COMPANY(2)
------------------------------------------------------------------------------------------------------
Per Share..............................           $                   $                    $
------------------------------------------------------------------------------------------------------
Total(3)...............................           $                   $                    $
======================================================================================================

(1) See "Underwriting" for information relating to indemnification of the Underwriters.
(2) Before deducting expenses of the offering estimated at $400,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 262,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                               ------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about May   ,
1995.

ALEX. BROWN & SONS
   INCORPORATED

                             VOLPE, WELTY & COMPANY

                                                                 CRUTTENDEN ROTH
                                                                  INCORPORATED

                  THE DATE OF THIS PROSPECTUS IS MAY   , 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is traded on The Nasdaq Stock Market. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3, including amendments thereto, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon the payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1994; (2) the Company's Amendment No. 1 on Form 10-K/A filed April 12, 1995, amending the Company's Annual Report on Form 10-K for the year ended December 31, 1994; (3) the Company's Report by Issuer of Securities Quoted on The Nasdaq Stock Market on Form 10-C filed March 23, 1995;
(4) the Company's Quarterly Report on
Form 10-Q for the quarter ended March 31, 1995; and (5) the Company's Registration Statement on Form 8-A filed November 12, 1986, registering the Company's Common Stock under Section 12(g) of the Exchange Act. Reference is also made to the "Description of Capital Stock" in this Prospectus for a current description of the Company's Common Stock.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the Vice President, Finance and Chief Financial Officer, Tekelec, 26580 West Agoura Road, Calabasas, California 91302. Telephone: (818) 880-5656.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET.
SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

               TEKELEC'S ADVANCED DIAGNOSTIC AND SWITCHING SYSTEMS
                     ENHANCE THE QUALITY AND PERFORMANCE OF
                            COMMUNICATIONS NETWORKS.



                (PRODUCT ILLUSTRATIONS -- SEE EDGAR APPENDIX)


       The EAGLE STP is designed to enable operators of wireline and wireless networks to offer enhanced services such as caller ID, personal number calling and wireless calling services. The MGTS/GSMT System is used to simulate and monitor SS7, AIN and PCS networks and services. EAGLE and MGTS/GSMT are designed to be key elements of the SS7-based Advanced Intelligent Network Architecture.


       Equipment manufacturers and network operators use the Chameleon Open's powerful real-time analysis and simulation tools to reduce the time and expense to develop and monitor new communication products and services. The Chameleon Opens support simultaneous testing of LAN, WAN and broadbased network and protocols, including AIM, Frame Relay, ISDN and Ethernet.



  Chameleon, EAGLE and the Tekelec logo are registered trademarks of Tekelec.
        This Prospectus also includes the trademarks of other companies.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. A glossary describing terms that appear in this Prospectus can be found on pages 42-43.

                                  THE COMPANY


     Tekelec designs, manufactures and markets advanced diagnostic systems and innovative network switching solutions for the global communications marketplace. The Company's diagnostic systems are used in the design, installation and maintenance of a broad range of communications equipment and networks. Tekelec's EAGLE STP switching platform enables operators of wireline and wireless networks to deliver Advanced Intelligent Network (AIN) services such as Caller ID and personal number calling as well as digital wireless services such as PCS and GSM. The Company has established relationships with AT&T and Stratus Computer, Inc. (Stratus) to complement its marketing of the EAGLE STP and believes that these relationships demonstrate recognition of the EAGLE STP's technical advantages.


     The Company's core competitive strength is the breadth of its expertise in communications technologies, gained over 15 years primarily as a supplier of high-end multiprotocol diagnostic systems. The Company has leveraged this expertise to target emerging, high-growth communications markets for services such as SS7-based AIN, digital wireless and ATM-based broadband multimedia. These services are being deployed by network operators seeking to differentiate themselves in response to increasing competition. The Company has developed products that utilize open distributed architectures to facilitate the development of new applications and to support emerging protocols and services.

     The Company's diagnostic products address the proliferation of standards and protocols and the increasing complexity of communications equipment and networks. The Chameleon Open enables simultaneous full bandwidth testing of broadband, LAN and WAN equipment and networks and supports a wide range of protocols. The MGTS/GSMT system is used to test equipment and networks for SS7, AIN, GSM and emerging PCS services. The Company sells its diagnostic products worldwide through a direct sales force and a network of international distributors to long distance carriers, telephone operating companies, communications equipment manufacturers, wireless and cellular network operators and government agencies. Major customers include Nippon Telegraph & Telephone, AT&T, GTE Corporation, Motorola, Inc., MCI Telecommunications Corporation, BellSouth Corporation, NEC America, Inc., Siemens AG and Sprint Corporation.

     Tekelec has focused on supplying its STP switching systems to U.S. independent telephone companies and cellular carriers since introducing the EAGLE STP in 1992. Tekelec's EAGLE STP is a high-capacity, fault-tolerant packet-switching platform designed to meet the complex requirements of SS7 switching. The EAGLE STP is sold worldwide by a direct sales force and through distribution and marketing relationships with AT&T and Stratus. As of March 31, 1995, 42 pairs of EAGLE STPs had been sold to customers including McCaw Cellular Communications, Inc., SBC Communications, Inc., Ameritech Corporation, Telstra, GTE Intelligent Network Services, Inc. and Southern New England Telephone Company, Inc.

     The Company experienced significant losses in 1992 and 1993, but returned to profitability in 1994 as a result of actions taken in connection with its December 1993 restructuring and increased market acceptance of its products, particularly the EAGLE STP and the Chameleon Open.

     The Company was incorporated in California in 1971 and entered the communications diagnostic business in 1979 and the network switching business in 1992. Unless the context otherwise requires, the terms "Tekelec" and the "Company" are used herein to refer to Tekelec and its wholly owned subsidiaries. The Company's executive offices are located at 26580 West Agoura Road, Calabasas, California 91302, and its telephone number is (818) 880-5656.

                                  RISK FACTORS

     See "Risk Factors" for information that should be considered by prospective investors.

                                  THE OFFERING


Common Stock offered hereby......................   1,750,000 shares
Common Stock to be outstanding after the
  offering.......................................   11,072,682 shares(1)
Use of proceeds..................................   For general corporate purposes, including
                                                    working capital and acquisition of capital
                                                    equipment.
The Nasdaq Stock Market symbol...................   TKLC


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                       (THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         THREE MONTHS
                                            YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                           ---------------------------------------------------------   -----------------
                             1990        1991        1992        1993         1994      1994      1995
                           --------    --------    --------    ---------    --------   -------   -------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
  Revenues..............   $ 42,148    $ 52,449    $ 58,090    $  46,856    $ 61,189   $12,986   $18,630
  Income (Loss) before
     provision for
     income taxes.......      8,228       6,740      (6,693)     (17,101)      5,711       243     2,120
  Net income (loss).....      5,040       4,581      (8,296)     (18,543)      4,460       126     1,468
  Earnings (Loss) per
     share(2)...........   $   0.61    $   0.53    $  (1.01)   $   (2.23)   $   0.47   $  0.01   $  0.14
  Weighted average
     number of shares
     outstanding(2).....      8,244       8,576       8,178        8,314       9,550     8,558    10,795


                                                                          MARCH 31, 1995
                                                                   ----------------------------
                                                                    ACTUAL       AS ADJUSTED(3)
                                                                   --------      --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and restricted cash....................   $  7,962         $ 43,024
  Working capital...............................................     16,818           51,880
  Total assets..................................................     37,054           72,116
  Long-term obligations.........................................        575              575
  Total shareholders' equity....................................     22,143           57,205


------------------

(1) Based on shares outstanding as of March 31, 1995. Excludes (i) 2,374,280 shares subject to options outstanding under the Company's Amended and Restated 1984 Stock Option Plan, 1994 Stock Option Plan and Amended and Restated Non-Employee Director Equity Incentive Plan as of March 31, 1995 and (ii) 50,000 shares issuable upon exercise of warrants outstanding as of such date.

(2) Primary and fully diluted per share amounts and primary and fully diluted weighted average number of shares outstanding are the same for all periods presented, except that fully diluted earnings per share and fully diluted weighted average number of shares outstanding for the year ended December 31, 1994 were $0.43 and 10,360,000, respectively, and for the three months ended March 31, 1995 were $0.13 and 10,913,000, respectively.


(3) Adjusted to give effect to the estimated net proceeds of this offering based upon an assumed public offering price of $21.50 per share. See "Use of Proceeds."


                            ------------------------

     Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. All share and per share data in this Prospectus have been adjusted to reflect a two-for-one stock split of the Company's Common Stock effected in March 1995.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

     Recent History of Losses. The Company experienced declining revenues in 1993 and incurred substantial losses in 1992 and 1993 of $8.3 million and $18.5 million, respectively. Such losses were primarily as a result of delayed product introductions which adversely affected revenues and significant research and development expenditures, particularly for the development of its EAGLE STP. Although the Company returned to profitability in 1994, there can be no assurance that the Company's profitability will continue on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Fluctuations in Quarterly Operating Results. The Company has experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside the control of the Company. These factors include the timing of significant orders and shipments, product mix, delays in shipment, capital spending patterns of customers, competition and pricing, new product introductions by the Company or its competitors, carrier deployment of intelligent network services, the timing of research and development expenditures, expansion of marketing and support operations, changes in material costs, production or quality problems, currency fluctuations, disruptions in sources of supply, regulatory changes and general economic conditions. These factors are difficult to forecast, and these or other factors could have a material adverse effect on the Company's business and operating results. A large portion of the Company's product shipments in each quarter occurs at or near the end of each quarter. Due to the relatively fixed nature of many of the Company's costs, including personnel and facilities costs, the Company would not be able to reduce costs in any quarter to compensate for any unexpected shortfall in net revenues, and such a shortfall would have a proportionately greater impact on the Company's results of operations for that quarter. In addition, the Company expects that sales of its EAGLE STP, which has a significantly higher average selling price and generally lower gross margin than the Company's diagnostic products, will account for an increasing percentage of the Company's revenues. Consequently, the addition or cancellation of EAGLE STP sales may exacerbate quarterly fluctuations in revenues and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results" and Note O to Consolidated Financial Statements.



     Seasonality in Sales and Order Levels. The Company's operating results may also be affected by certain seasonal trends. The Company typically experiences lower domestic sales and order levels in the first quarter when compared with the preceding fourth quarter due primarily to the capital spending patterns of its customers. To a lesser extent, the Company's international sales are also subject to seasonal fluctuations. The Company expects these seasonal patterns to continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results" and Note O to Consolidated Financial Statements.



     Risks Associated with Lengthy Sales Cycle of EAGLE STP. Orders for the EAGLE STP have generally involved lengthy sales cycles, making it difficult to predict the precise quarter in which sales will occur. The EAGLE STP sales cycle typically varies in length based on a number of factors including customer network engineering, installation and deployment requirements and the relative size of the customer's network. Due to the $250,000 to $2,000,000 price range for a pair of EAGLE STPs, the Company's shipment of EAGLE STPs to a single customer can represent a significant portion of a quarter's network switching revenues, and delays in the timing of such shipments could have a material adverse effect on the Company's business and operating results.


     Competition. The Company's primary markets are intensely competitive and are subject to rapid technological change, evolving industry standards and regulatory developments. The Company's existing and potential competitors include many large domestic and international companies that have substantially greater financial, manufacturing, technological, marketing, distribution and other resources, larger installed customer bases and longer-standing relationships with customers than the Company. The Company's principal competitor in the network diagnostic products market is Hewlett-Packard Company (Hewlett-Packard). The Company's principal competitors in the network switching products market include major communications equipment suppliers such as Northern Telecom Limited, DSC Communications Corporation, Ericsson S.A. and Alcatel. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with solutions which may be less costly or provide higher performance or additional features. Certain of the Company's customers in the network diagnostic market also manufacture switches that compete with the EAGLE STP. Increasing competition in the switching market may cause these customers to reduce their purchases of the Company's diagnostic products. The Company believes that its ability to compete successfully depends on several factors, both within and outside of its control, including the price, quality, reliability and performance of the Company's and its competitors' products, the timing and success of new product introductions or product enhancements by the Company and its competitors, quality of customer service and support, the emergence of new industry standards, the development of technical innovations, the attraction and retention of qualified personnel, regulatory changes and general market and economic conditions. Increasing competition could materially and adversely affect the Company's results of operations through price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully in the future. See
"Business -- Competition."

     Rapid Technological Change; Risks Associated with Development of New Products and Product Enhancements. The markets for the Company's diagnostic and switching products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and enhancements. In particular, the AIN, ATM and wireless markets are rapidly evolving. Sales of diagnostic products such as those offered by the Company depend in part on the continuing development and deployment of emerging standards and new services based on such standards. The Company's success will depend to a significant extent upon its ability to enhance its existing products and to develop and introduce innovative new products that gain market acceptance. In recent years, sales of the Company's diagnostic products were adversely affected in part by the Company's failure to introduce new products or enhancements in a timely manner, particularly enhancements for its MGTS/GSMT signalling product and a Frame Relay application for its Chameleon product. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products on a timely or cost-effective basis or that products or technologies developed by others will not render the Company's products noncompetitive or obsolete. Moreover, the Company may encounter technical problems in connection with its product development that could result in the delayed introduction of new products or product enhancements. Failure to develop or introduce on a timely basis new products or product enhancements that achieve market acceptance would materially and adversely affect the Company's business, operating results and financial condition.

     Products as complex as those offered by the Company may contain undetected errors when first introduced or as new versions are released. Such errors have occurred in the past. While the Company's products have not experienced any significant errors, such errors, particularly those that result in a failure of the Company's switching products, could have a material adverse effect on the Company's customer relationships, business and operating results. There can be no assurance that errors will not be found in the Company's products. See "Business -- Product Development."

     Dependence on Relationship with AT&T. The Company believes that its ability to compete successfully in the switching market depends in part on distribution and marketing relationships with leading communications equipment suppliers. In September 1994, the Company entered into a non-exclusive distribution agreement with AT&T for the EAGLE STP and has sold EAGLE STPs to purchasers affiliated with AT&T. The Company's agreement with AT&T can be terminated by either party at any time for any reason and does not impose any minimum purchase requirements on AT&T. Consequently, there can be no assurance that AT&T or its affiliates will continue to place orders with the Company or that the Company's relationship with AT&T will continue for an extended period of time or will be of continuing value to the Company. Under the distribution agreement, AT&T is not precluded from developing or selling products that are competitive with the Company's products, and such competition could materially and adversely affect the Company's business and operating results. If the relationship with AT&T were to terminate, there can be no assurance that the Company could establish a similar relationship with another company. See "Business -- Sales, Marketing and Support."

     Dependence on Evolving Market for Advanced Intelligence Network (AIN) Services. A substantial portion of the Company's revenues are derived from the sale of diagnostic systems and switching systems that enable network operators to offer AIN services. Although several network operators offer or have announced plans to offer AIN services, there can be no assurance that network operators will be able to introduce these services successfully, that such services will gain widespread market acceptance or that network operators will use the Company's products in the deployment of these services. In addition, the timing of the implementation of AIN services by network operators may be affected by the need to obtain necessary regulatory approvals and other factors. Delays in the introduction of AIN services, failure of these services to gain widespread market acceptance or the decision of network operators not to use the Company's products in the deployment of these services would materially and adversely affect the Company's business, operating results and financial condition.

     Compliance with Regulations; Evolving Industry Standards; Broader Market Acceptance of EAGLE STP. In order to gain broader market acceptance, the Company's products must meet a significant number of regulations and standards. In the United States, the Company's products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories as well as standards established by Bell Communications Research (Bellcore). Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telephone and Telegraph Consultative Committee (CCITT). In addition, standards for new services such as ATM and PCS are still evolving. As these standards evolve, the Company will be required to modify its products or develop and support new versions of its products. The failure of the Company's products to comply, or delays in compliance, with the various existing and evolving industry standards could delay introduction of the Company's products, which could have a material adverse effect on the Company's business and operating results.

     In order to penetrate the portion of the public carrier market dominated by the Regional Bell Operating Companies (RBOCs), it is important that ongoing technical audits of the EAGLE STP be conducted by Bellcore to help the Company ensure interoperability with the operations, administration, maintenance and provisioning systems used by the RBOCs to manage their networks. See
"Business -- Sales, Marketing and Support." Failure or delay in obtaining favorable technical audit results could have a material adverse effect on the Company's ability to sell products to this large segment of the communications market. Furthermore, even if the Company does obtain favorable technical audit results, there can be no assurance that the RBOCs or other telephone companies will purchase the EAGLE STP rather than competitive products.

     Government regulatory policies are likely to continue to have a major impact on the pricing of existing as well as new public network services and, therefore, are expected to affect demand for such services and the communications products, including the Company's products, that support such services. Tariff rates, whether determined autonomously by carriers or in response to regulatory directives, may affect cost effectiveness of deploying public network services. Tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also affect demand for communications products, including the Company's products.

     Risks Associated with International Business. The Company sells its products worldwide through its direct sales force, distributors and wholly owned subsidiaries in Japan and Canada. International sales accounted for 43%, 51%, 43% and 43% of the Company's revenues in 1992, 1993, 1994 and the first quarter of 1995, respectively. The Company's sales through its Japanese and Canadian subsidiaries are denominated in local currencies while other international sales are U.S. dollar-denominated. The Company expects that international sales will continue to account for a significant portion of its revenues in future periods. International sales are subject to inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and distributors, longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Additionally, exchange rate fluctuations on foreign currency transactions and translations arising from international operations may contribute to fluctuations in the Company's business and operating results. Fluctuations in exchange rates could also affect demand for the Company's products. If, for any reason, exchange or price controls or other restrictions in foreign countries are imposed, the Company's business and operating results could be materially adversely affected. In addition, any inability to obtain local regulatory approvals in foreign markets on a timely basis could have a material adverse effect on the Company's business and operating results.

     Foreign communications networks are in most cases owned or strictly regulated by government. Access to such markets is often difficult due to the established relationships between a government owned or controlled communications operating company and its traditional indigenous suppliers of communications equipment. There can be no assurance that the Company will be able to successfully penetrate these markets, particularly for its switching products.

     Dependence on Key Suppliers. Certain key components used in the Company's products, such as certain microprocessors, video displays and power supplies, are currently being purchased from sole sources, and the Company does not have any long-term supply agreements to ensure uninterrupted supply of these components. The inability to obtain sufficient sole or limited source components as required, or to develop alternative sources if and as required, could result in delays or reductions in product shipments which could materially and adversely affect the Company's operating results and damage customer relationships. See "Business -- Manufacturing."

     Dependence on Key Personnel. The Company's success depends to a significant extent upon the continuing contributions of its key management, technical, sales and marketing and other key personnel. The Company does not have employment agreements or other arrangements with such individuals which would prevent them from leaving the Company. The Company's future success also depends upon its ability to attract and retain highly skilled personnel. Competition for such employees is intense. The loss of any current key employees or the inability to attract and retain additional key personnel could have a material adverse effect on the Company's business and operating results.

     Limited Protection of Proprietary Technology. The Company depends in part upon its proprietary technology and know-how to differentiate its products from those of its competitors. The Company does not have any patents and relies upon a combination of trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in its products. The Company generally enters into confidentiality and invention assignment agreements with its employees and non-disclosure and confidentiality agreements with its suppliers, distributors and appropriate customers, among others, and limits access to and disclosure of its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary technology without authorization. Accordingly, there can be no assurance that such laws and contractual agreements will prove sufficient to deter misappropriation of the Company's technology or independent third-party development of similar technologies. The laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of misappropriation of the Company's technology and products more likely.

     Risk of Third Party Claims of Infringement. The communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to the Company. There can be no assurance that third parties will not assert infringement claims against the Company, that any such assertion of infringement will not result in litigation or that the Company would prevail in such litigation or be able to license any valid and infringed patents of third parties on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial cost to and diversion of effort by the Company. Any infringement claims or litigation against the Company could materially and adversely affect the Company's business, operating results and financial condition.

     Control by Tekelec-Airtronic and Its Affiliates. Upon completion of this offering, Tekelec-Airtronic, S.A. (Tekelec-Airtronic) and Jean-Claude Asscher, a director of the Company, will own an aggregate of 9.9% of the Company's outstanding shares. Mr. Asscher is the President and controlling shareholder of Tekelec-Airtronic, a France-based electronics company which, together with certain of its subsidiaries, acts as European distributors for the Company. In addition, upon completion of this offering, Edouard Givel, through Natinco, S.A. (Natinco), a Luxembourg investment company which he controls and which is a minority shareholder of Tekelec-Airtronic, will own 25.0% of the Company's outstanding shares. Due to Mr. Asscher's relationship with Mr. Givel and his role as an advisor to Natinco, Mr. Asscher may be deemed to share with Mr. Givel the beneficial ownership of the shares of the Company's Common Stock held by Natinco. Sales of the Company's products and services to Tekelec-Airtronic and its subsidiaries accounted for approximately 6.7%, 8.5%, 6.2% and 9.9% of the Company's net revenues for 1992, 1993, 1994 and the first quarter of 1995, respectively. The Company expects that Tekelec-Airtronic and its subsidiaries will continue to act as European distributors for the Company. In the past, the Company has purchased certain components from Tekelec-Airtronic and its subsidiaries and expects that it will continue to do so in the future. Mr. Asscher, Tekelec-Airtronic and Mr. Givel may be subject to potential conflicts of interest with respect to future transactions with Tekelec. There can be no assurance that such conflicts will be resolved in the best interests of the Company. If Tekelec-Airtronic, Mr. Asscher and Mr. Givel act together, they will constitute the largest shareholder of the Company, controlling approximately 34.9% of the outstanding shares upon completion of this offering, and will continue to have the power to elect a significant number of the Company's Board of Directors and to exert significant influence over the Company's business and affairs and over the outcome of actions requiring shareholder approval. See "Common Stock Ownership of Principal Shareholders and Management."

     Volatility of Stock Price. The Common Stock is currently trading at or near its record high, and has experienced significant price and volume fluctuations. The market price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products or enhancements by the Company or its competitors, delays in new product introductions or enhancements, developments in the Company's relationships with its customers, strategic partners or suppliers, general conditions in the communications industries, changes in investment strategy by significant shareholders and other events or factors, which may be unrelated to the Company. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's operating performance.

     Sales of Shares Eligible for Future Sale; Possible Adverse Effect on Future Market Price. Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect prevailing market prices for the Company's Common Stock. The executive officers and certain directors of the Company owning an aggregate of 416,146 shares (including options and warrants to purchase an aggregate of 268,318 shares, which are exercisable or become exercisable within 60 days after March 31, 1995) and certain shareholders of the Company owning an aggregate of 3,868,520 shares (including options to purchase an aggregate of 20,000 shares which are exercisable or become exercisable within 60 days after March 31, 1995) have agreed not to sell or transfer any shares owned by them for a period of 90 and 180 days, respectively, after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. Subject to such restrictions and the resale limitations of Rule 144 under the Securities Act, all of the outstanding shares of the Company's Common Stock will be eligible for sale.

     Securities and Exchange Commission Investigation. The Commission has issued a formal order for an investigation relating to certain trading in the securities of the Company. The formal order states that the Commission staff has information tending to show that certain individuals and entities may have traded stock of the Company while in possession of material non-public information and/or may have disclosed material non-public information to others in breach of their fiduciary duties or other relationships of trust and confidence, which allegations, if true, would result in possible violation of
Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act. The ultimate outcome of the investigation cannot be predicted as of the date of this Prospectus.

                                USE OF PROCEEDS


     The net proceeds from the sale of the shares of Common Stock offered hereby are estimated to be $35.1 million ($40.4 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $21.50 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The net proceeds will be used primarily for general corporate purposes, including working capital and acquisition of capital equipment. The Company expects to spend approximately $3.5 million during the last three quarters of 1995 for the purchase of such equipment. The Company plans to apply the balance of the net proceeds in the amount of approximately $31.6 million ($36.9 million if the Underwriters' over-allotment option is exercised in full) primarily to working capital to finance the Company's growth and to strengthen the Company's working capital position. Although the Company may use a portion of the proceeds to acquire products, technologies or businesses that are complementary to the Company's business, it currently has no understandings or agreements, and is presently not involved in any negotiations, with respect to any such specific acquisitions. Until the net proceeds of the offering are used, they will be invested in short-term, interest- and dividend-bearing obligations or securities.


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock trades on The Nasdaq Stock Market under the symbol "TKLC." The following table sets forth, for the periods indicated, the high and low last reported sale prices for the Common Stock.


                                                                    HIGH       LOW
                                                                   ------     ------
        1993
          First Quarter..........................................  $ 5.25     $ 3.38
          Second Quarter.........................................    3.75       2.56
          Third Quarter..........................................    6.00       2.44
          Fourth Quarter.........................................    6.13       2.88

        1994
          First Quarter..........................................    4.38       3.00
          Second Quarter.........................................    5.00       2.88
          Third Quarter..........................................    6.75       3.75
          Fourth Quarter.........................................   17.00       6.00

        1995
          First Quarter..........................................   23.13      15.50
          Second Quarter (through May 24, 1995)..................   24.50      18.25



     On May 24, 1995, the last reported sale price of the Company's Common Stock was $21.50 per share. As of May 22, 1995, there were approximately 189 record holders of the Company's Common Stock.


                                DIVIDEND POLICY

     The Company has never paid a cash dividend. It is the present policy of the Company to retain earnings to finance the future growth and development of its business and, therefore, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, certain restrictions in one of the Company's line of credit agreements restrict the Company's ability to pay dividends.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 31, 1995, and as adjusted to reflect the receipt of net proceeds from the sale of the shares of Common Stock pursuant to this offering at an assumed offering price of $21.50 per share:



                                                                           MARCH 31, 1995
                                                                       -----------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                       -------     -----------
                                                                             (THOUSANDS)
Long-term obligations................................................  $   575       $   575
Shareholders' equity:
  Common Stock, 50,000,000 shares authorized, without par value;
     9,322,682 shares issued and outstanding; 11,072,682 shares
     outstanding as adjusted(1)......................................   16,964        52,026
  Retained earnings..................................................    1,547         1,547
  Cumulative translation adjustments.................................    3,632         3,632
                                                                       -------       -------

     Total shareholders' equity......................................   22,143        57,205
                                                                       -------       -------

          Total capitalization.......................................  $22,718       $57,780
                                                                       =======       =======


---------------


(1) Excludes (i) 2,374,280 shares subject to options outstanding as of March 31, 1995 under the Company's Amended and Restated 1984 Stock Option Plan, 1994 Stock Option Plan and Amended and Restated Non-Employee Director Equity Incentive Plan at a weighted average exercise price of $6.85 per share and
    (ii) 50,000 shares issuable upon exercise of warrants outstanding as of March 31, 1995 at a weighted average exercise price of $3.12 per share. Since March 31, 1995, approximately 36,000 shares have been issued upon exercise of options and warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below as of and for the years ended December 31, 1990, 1991, 1992, 1993 and 1994 have been derived from the Consolidated Financial Statements of the Company audited by Coopers & Lybrand L.L.P. The statement of operations data for the three-month periods ended March 31, 1994 and 1995 and the balance sheet data at March 31, 1995 set forth below are unaudited, but in the opinion of the management of the Company include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. The statement of operations data for the three-month period ended March 31, 1995 is not necessarily indicative of results to be expected for any future period. The selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                                                                        THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     MARCH 31,
                                     ------------------------------------------------   -------------------
                                      1990      1991      1992       1993      1994       1994       1995
                                     -------   -------   -------   --------   -------   ---------   -------
                                                       (THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...........................  $42,148   $52,449   $58,090   $ 46,856   $61,189    $12,986    $18,630
  Cost of goods sold...............   13,782    16,364    18,864     16,836    20,388      4,740      6,207
                                     -------   -------   -------   --------   -------    -------    -------
Gross profit.......................   28,366    36,085    39,226     30,020    40,801      8,246     12,423
  Research and development.........    6,931    10,867    16,181     17,570    11,962      2,772      3,357
  Selling, general and
     administrative................   14,168    19,353    27,413     23,756    22,466      4,943      6,776
  Restructuring....................    --        --        2,767      5,988     --         --         --
                                     -------   -------   -------   --------   -------    -------    -------
Income (Loss) from operations......    7,267     5,865    (7,135)   (17,294)    6,373        531      2,290
  Interest and other income
     (expense), net................      961       875       442        193      (662)      (288)      (170)
                                     -------   -------   -------   --------   -------    -------    -------
Income (Loss) before provision for
  income taxes.....................    8,228     6,740    (6,693)   (17,101)    5,711        243      2,120
  Provision for income taxes.......    3,188     2,159     1,603      1,442     1,251        117        652
                                     -------   -------   -------   --------   -------    -------    -------
          Net income (loss)........  $ 5,040   $ 4,581   $(8,296)  $(18,543)  $ 4,460    $   126    $ 1,468
                                     =======   =======   =======   ========   =======    =======    =======
Earnings (Loss) per share(1):
  Primary..........................  $  0.61   $  0.53   $ (1.01)  $  (2.23)  $  0.47    $  0.01    $  0.14
  Fully diluted....................     0.61      0.53     (1.01)     (2.23)     0.43       0.01       0.13
Weighted average number of shares
  outstanding(1):
  Primary..........................    8,244     8,576     8,178      8,314     9,550      8,558     10,795
  Fully diluted....................    8,244     8,576     8,178      8,314    10,360      8,558     10,913

                                                       DECEMBER 31,                     MARCH 31,
                                     ------------------------------------------------   ---------
                                      1990      1991      1992       1993      1994       1995
                                     -------   -------   -------   --------   -------   ---------
                                                             (THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
  restricted cash..................  $16,397   $17,282   $10,067   $  3,669   $ 7,653    $ 7,962
Working capital....................   22,418    26,443    15,471      3,215    13,466     16,818
Total assets.......................   37,455    43,893    38,403     28,139    34,409     37,054
Long-term obligations..............      680       437       204        323       654        575
Total shareholders' equity.........   30,316    36,345    28,751     11,693    18,720     22,143

---------------

(1) Earnings (loss) per share and weighted average number of shares outstanding have been retroactively adjusted to reflect the two-for-one stock split of the Company's Common Stock effected in March 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. Historical results and percentage relationships among any amounts in the financial statements are not necessarily indicative of trends in operating results for any future periods.

CORPORATE ORGANIZATION

     The Company is organized into two divisions: Network Diagnostic and Network Switching.

     The Network Diagnostic Division develops and supplies diagnostic systems for the communications marketplace. Its products are the foundation of the Company's business and the source of the technology and expertise that has facilitated the Company's entry into other markets.

     The Network Switching Division capitalized on the Company's expertise in SS7 to develop the EAGLE STP, a high-capacity, fault-tolerant packet-switching platform first introduced in 1992.

     As more fully described below, the Company experienced significant losses in 1992 and 1993, but returned to profitability in 1994 as a result of actions taken in connection with its December 1993 restructuring and increased market acceptance of its products, particularly the EAGLE STP and the Chameleon Open. See " -- 1993 Compared with 1992 -- Restructurings" and Note E to Consolidated Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentages that statement of operations items bear to total revenues:

                                                             PERCENTAGE OF REVENUES
                                                  ---------------------------------------------
                                                                                 THREE MONTHS
                                                         YEAR ENDED                  ENDED
                                                        DECEMBER 31,               MARCH 31,
                                                  -------------------------     ---------------
                                                  1992      1993      1994      1994      1995
                                                  -----     -----     -----     -----     -----
Revenues........................................  100.0%    100.0%    100.0%    100.0%    100.0%
  Cost of goods sold............................   32.5      35.9      33.3      36.5      33.3
                                                  -----     -----     -----     -----     -----
Gross profit....................................   67.5      64.1      66.7      63.5      66.7
  Research and development......................   27.9      37.5      19.6      21.3      18.0
  Selling, general and administrative...........   47.2      50.7      36.7      38.1      36.4
  Restructuring.................................    4.8      12.8      --        --        --
                                                  -----     -----     -----     -----     -----
Income (Loss) from operations...................  (12.4)    (36.9)     10.4       4.1      12.3
  Interest and other income (expense), net......    0.8       0.4      (1.1)     (2.2)     (0.9)
                                                  -----     -----     -----     -----     -----
Income (Loss) before provision for income
  taxes.........................................  (11.6)    (36.5)      9.3       1.9      11.4
  Provision for income taxes....................    2.8       3.1       2.0       0.9       3.5
                                                  -----     -----     -----     -----     -----
     Net income (loss)..........................  (14.4)%   (39.6)%     7.3%      1.0%      7.9%
                                                  =====     =====     =====     =====     =====

     The following table sets forth, for the periods indicated, the revenues by principal product line as a percentage of total revenues:

                                                             PERCENTAGE OF REVENUES
                                                  ---------------------------------------------
                                                                                 THREE MONTHS
                                                         YEAR ENDED                  ENDED
                                                        DECEMBER 31,               MARCH 31,
                                                  -------------------------     ---------------
                                                  1992      1993      1994      1994      1995
                                                  -----     -----     -----     -----     -----
Network diagnostic products.....................     93%       82%       72%       74%       74%
Network switching products......................      7        18        28        26        26
                                                    ---       ---       ---       ---       ---
          Total.................................    100%      100%      100%      100%      100%
                                                    ===       ===       ===       ===       ===

     The following table sets forth, for the periods indicated, the revenues by geographic territory as a percentage of total revenues:

                                                                  PERCENTAGE OF REVENUES
                                                         ----------------------------------------
                                                                                    THREE MONTHS
                                                               YEAR ENDED               ENDED
                                                              DECEMBER 31,            MARCH 31,
                                                         ----------------------     -------------
                                                         1992     1993     1994     1994     1995
                                                         ----     ----     ----     ----     ----
North America..........................................   59 %     54 %     59 %     53 %     59 %
Japan..................................................   22       25       20       21       22
Europe.................................................   10       11        9       11       12
Rest of the World......................................    9       10       12       15        7
                                                         ----     ----     ----     ----     ----
          Total........................................  100 %    100 %    100 %    100 %    100 %
                                                         ====     ====     ====     ====     ====


THREE MONTHS ENDED MARCH 31, 1995 COMPARED WITH THE THREE MONTHS ENDED MARCH 31, 1994

     Revenues. The Company's revenues increased by $5.6 million or 43% during the first quarter of 1995 due to higher sales of both switching and diagnostic products.

     Revenues from switching products increased by $1.4 million or 41% in the first quarter of 1995 due to increased EAGLE STP sales. Revenues from diagnostic products increased by $4.2 million or 44% primarily attributable to higher worldwide signalling/wireless diagnostic product sales. Although sales of the Chameleon Open were slightly lower than the prior year's first quarter due to lower sales in Japan, the Company expects that 1995 sales of its Chameleon Open will represent a higher percentage of diagnostic product revenues when compared with 1994.

     Revenues in North America increased by $4.0 million or 59% primarily as a result of higher switching and signalling/wireless diagnostic product sales. Sales in Japan increased by $1.3 million or 46% of which $468,000 was the result of exchange rate fluctuations on currency translations. Other international revenues increased by $329,000 or 10% primarily due to higher diagnostic product sales, partially offset by lower switching product sales.

     The impact of exchange rate fluctuations on currency translations increased revenues by $461,000 or 2% and increased net income by $41,000 or 3% in the first quarter of 1995.

     Gross Profit. Gross profit as a percentage of revenues increased from 64% in the first quarter of 1994 to 67% in the first quarter of 1995, primarily due to lower per unit manufacturing overhead costs and higher margins on EAGLE STP sales. Of the 3% increase in gross profit, lower per unit manufacturing costs and higher margins on EAGLE STP sales accounted for approximately 2% and 1%, respectively, of such increase. Changes in the following factors, among others, may affect gross profit: product and distribution channel mix, competition, customer discounts, supply and demand conditions in the electronic components industry, internal manufacturing capabilities and efficiencies, foreign currency fluctuations and general economic conditions.

     Research and Development. Research and development expenses increased by $585,000 or 21% in the first quarter of 1995 but decreased as a percentage of revenue from 21% in the first quarter of 1994 to 18% in the first quarter of 1995. The increase in expenses was primarily attributable to the hiring of additional personnel and contractors.

     The Company believes that its future success depends in large part upon its ability to continue to enhance existing products and develop new products that maintain its technological competitiveness. The Company intends to continue to make substantial investments in product and technology development and believes that total research and development expenses will not change significantly as a percentage of revenues in 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $1.8 million or 37% in the first quarter of 1995 principally as a result of the hiring of additional personnel, higher commissions due to higher sales and increased tradeshow and travel expenses. Such expenses, however, decreased as a percentage of revenues from 38% in the first quarter of 1994 to 36% in the first quarter of 1995.

     Income Taxes. For the three months ended March 31, 1995, the Company had an effective tax rate of 31%, compared to 48% in the first quarter of 1994. The provisions for both periods were principally foreign taxes on the income of the Company's Japanese subsidiary. In both periods, the Company was able to utilize a portion of its prior years' U.S. loss carryforwards, and consequently provided for taxes on its U.S. taxable income at the federal alternative minimum tax rate and applicable state tax rates.

1994 COMPARED WITH 1993

     Revenues. The Company's revenues increased by $14.3 million or 31% during 1994 due to higher sales of both switching and diagnostic products.


     Revenues from switching products doubled in 1994 to $16.8 million due to growing market acceptance of the Company's EAGLE STP product, particularly in the cellular market. In 1994, 25 pairs of EAGLE STPs were sold (including one pair sold under the Company's September 1994 distribution agreement with AT&T) compared with 10 in 1993. The Company expects that 1995 sales of its network switching products will continue to grow both in dollars and as a percentage of total revenues although at a reduced percentage rate of growth compared with 1994.


     Revenues from diagnostic products increased by 15%, or $5.8 million, to $44.3 million. This increase was primarily driven by an $8.8 million increase in worldwide sales of the Chameleon Open (which was first shipped in the second quarter of 1993) and the September 1994 introduction of the Company's ATM Application Module for this product. Sales of the Chameleon Open represented 26% of 1994 total diagnostic product sales compared with 7% in 1993. These increases were partially offset by lower worldwide sales of certain older diagnostic products as the Company continued its product evolution to the Chameleon Open platform supporting multiple protocol diagnostics.

     Revenues in North America increased by $10.8 million or 43% as a result of higher switching and diagnostic product sales. Despite slightly lower sales of diagnostic products, revenues in Japan increased by $520,000 or 4% due to the impact of favorable exchange rates in 1994. Other international revenues grew $3.0 million or 31% primarily due to higher switching product sales.

     The impact of exchange rate fluctuations on currency translations increased revenues by approximately $1.0 million or 2% and increased net income by $86,000 or 2%.

     Gross Profit. Gross profit as a percentage of revenues improved from 64% in 1993 to 67% in 1994 principally due to lower per unit manufacturing overhead costs and higher margins on EAGLE STP sales due to shipments of larger systems and reduced sales discounts. Of the 3% increase in gross profit, lower per unit manufacturing overhead costs and higher margins on EAGLE STP sales accounted for approximately 2% and 1%, respectively, of such increase. The gross profit percentage on switching products is generally lower than on diagnostic products.

     Research and Development. Research and development expenses in 1994 decreased by $5.6 million or 32% and from 38% to 20% as a percentage of revenues. These decreases were attributable primarily to reduced headcount in research and development and termination of certain projects following the December 1993 restructuring in which certain product lines were discontinued. Expenses related to EAGLE also declined due to completion of its initial development.

     Selling, General and Administrative. Selling, general and administrative expenses in 1994 decreased by $1.3 million or 5% primarily as a result of the December 1993 restructuring. The decline due to the restructuring was partially offset by employee bonuses and increased sales commissions based upon the achievement in 1994 of certain business performance targets.

     Income Taxes. In 1994, the Company had an effective tax rate of 22%, compared to 8% in 1993. The provisions for both years were principally foreign taxes on the income of the Company's Japanese subsidiary. In 1994, the Company was able to utilize a portion of its prior years' U.S. loss carryforwards, and consequently provided for taxes on its U.S. taxable income at the federal alternative minimum tax rate and applicable state tax rates.

     The 1993 provision was impacted by the Company's inability to recognize any benefit for its U.S. loss and credits carryforwards, which remain available to reduce future U.S. taxes.

     The Company anticipates that it has sufficient loss and credits carryforwards available in 1995 to offset its expected U.S. taxes, and therefore its federal and state effective tax rates should be similar in 1995 to those in 1994. However, the Company's overall tax rate is significantly influenced by the level of income derived from its Japanese subsidiary.

1993 COMPARED WITH 1992

     Revenues. The Company's revenues declined by $11.2 million or 19% during 1993 primarily due to lower sales of diagnostic products, partially offset by increased sales of switching products.

     The decrease in revenues was primarily due to delayed product introductions and difficult economic conditions worldwide. As part of its restructuring, the Company further rationalized its business lines to enhance its ability to be successful within its resource constraints for 1994 and thereafter. See "Restructurings."

     Revenues from diagnostic products decreased by $15.7 million or 29%. Of this amount, sales of the signalling/wireless diagnostic products decreased by $9.3 million or 43% primarily due to lower sales in the U.S. following an unusually high level of sales during the first nine months of 1992, which was primarily related to the significant SS7 deployment by the RBOCs. In addition, sales of diagnostic products for LAN and WAN applications decreased by $5.8 million or 20% due primarily to lower worldwide sales of LAN and field service protocol analyzers. This decrease was partially offset by sales of the Chameleon Open which first shipped in the second quarter of 1993. Sales of LAN protocol analyzers declined due to a slowed market for FDDI research and development, the emergence of competing technologies such as ATM and increased competition.

     Revenues from switching products increased by $4.5 million or 115% primarily due to higher sales of EAGLE STPs products in the U.S., higher sales of other switching products in Canada and the first international EAGLE STP sale in New Zealand.

     Revenues in North America decreased by $9.1 million or 27% primarily as a result of lower sales of diagnostic products partially offset by higher switching product sales. Sales in Japan decreased by $782,000 or 6% due to lower field service diagnostic product sales. Other international sales decreased by $1.3 million or 12% primarily due to lower sales of LAN/WAN and field service diagnostic products, partially offset by the first international EAGLE STP sale.

     The impact of exchange rates fluctuations on currency translations increased revenues by $1.4 million or 3% and decreased net loss by $100,000 or 1%.

     Gross Profit. Gross profit as a percentage of revenues decreased from 68% in 1992 to 64% in 1993 principally due to changes in the product mix of the Company's sales and a higher percentage of fixed overhead costs due to lower revenues. The changes in the product mix reflected a shift in the Company's sales to a lower proportion of sales of higher margin signalling/wireless diagnostic products and a higher proportion of EAGLE products which carried lower margins than the Company's traditional diagnostic business due in part to marketing strategies to gain market position. Of the 4% decline in gross profit, changes in the product mix of the Company's sales and higher percentage of fixed overhead costs each accounted for approximately 2% of such decline.

     Research and Development. Research and development expenses increased by $1.4 million or 9% in 1993. This increase was due primarily to the hiring of additional engineering personnel and increased third-party contractor costs incurred in connection with the ongoing development of EAGLE, which was in the early stages of its product life cycle.

     Research and development expenses increased as a percentage of revenues primarily due to lower than anticipated overall revenues and increased expenses as described above. Research and development expenses for EAGLE accounted for approximately 36% of the total research and development expenses for 1993.

     The Company also capitalized software development costs totaling $165,000 in 1993 related principally to SMDS, the Company's new broadband WAN application, as compared to $2.6 million in 1992.

     Selling, General and Administrative. Selling, general and administrative expenses decreased by 13% in 1993. Selling expenses decreased by $2.3 million and general and administrative expenses decreased by $1.3 million, primarily as a result of the expense reduction measures implemented as part of the December 1992 restructuring and lower legal expenses, partially offset by a currency translation effect of approximately $450,000 on the Company's foreign operations.

     Restructurings. During 1992 and 1993, the Company recorded restructuring charges of $2.8 million and $6.0 million, respectively. The cost savings realized in connection with such restructurings were consistent with those anticipated. See Note E to Consolidated Financial Statements.

     Income Taxes. Although the Company's pre-tax results showed a loss for the years ended December 31, 1992 and 1993, the effective tax rates were 24% and 8%, respectively. The provisions principally consisted of foreign taxes on the income of the Company's Japanese subsidiary and reflected the Company's inability to recognize any benefit for its U.S. loss and credits carryforwards, which remain available to reduce future U.S. taxes.

QUARTERLY RESULTS


     The following tables set forth selected unaudited quarterly consolidated statement of operations items and the percentages such items bear to total revenues. In the opinion of the Company, this information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the results of operations for such periods. Results of any one or more quarters are not necessarily indicative of annual results or continuing trends. See "Risk Factors -- Fluctuations in Quarterly Operating Results;" " -- Seasonality in Sales and Order Levels;" and " -- Risks Associated With Lengthy Sales Cycle of EAGLE STP."


                                                                    QUARTERS ENDED(1)
                         --------------------------------------------------------------------------------------------------------
                           MARCH                   SEPT.                   MARCH                   SEPT.                   MARCH
                            31,       JUNE 30,      30,       DEC. 31,      31,       JUNE 30,      30,       DEC. 31,      31,
                           1993        1993        1993        1993        1994        1994        1994        1994        1995
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
                                                            (THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..............   $ 11,157    $ 11,425    $ 12,658    $ 11,616    $ 12,986    $ 13,810    $ 15,638    $ 18,755    $ 18,630
  Cost of goods
    sold..............      3,848       3,927       5,036       4,025       4,740       4,316       5,032       6,300       6,207
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
Gross profit..........      7,309       7,498       7,622       7,591       8,246       9,494      10,606      12,455      12,423
  Research and
    development.......      4,283       4,430       4,460       4,397       2,772       2,742       3,066       3,382       3,357
  Selling, general and
    administrative....      6,043       6,237       5,738       5,738       4,943       5,336       5,568       6,619       6,776
  Restructuring.......      --            400       --          5,588       --          --          --          --          --
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
Income (Loss) from
  operations..........     (3,017)     (3,569)     (2,576)     (8,132)        531       1,416       1,972       2,454       2,290
  Interest and other
    income (expense),
    net...............          2          66          15         110        (288)       (200)        (92)        (82)       (170)
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
Income (Loss) before
  provision for income
  taxes...............     (3,015)     (3,503)     (2,561)     (8,022)        243       1,216       1,880       2,372       2,120
  Provision for income
    taxes.............        319         320         243         560         117         339         523         272         652
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
        Net income
          (loss)......   $ (3,334)   $ (3,823)   $ (2,804)   $ (8,582)   $    126    $    877    $  1,357    $  2,100    $  1,468
                         ========    ========    ========    ========    ========    ========    ========    ========    ========
Earnings (Loss) per
  share(2):
  Primary.............   $  (0.40)   $  (0.46)   $  (0.34)   $  (1.02)   $   0.01    $   0.10    $   0.15    $   0.20    $   0.14
  Fully diluted.......      (0.40)      (0.46)      (0.34)      (1.02)       0.01        0.10        0.14        0.20        0.13
Weighted average
  number of shares
  outstanding(2):
  Primary.............      8,272       8,274       8,328       8,380       8,558       9,064       9,262      10,436      10,795
  Fully diluted.......      8,272       8,274       8,328       8,380       8,558       9,064       9,740      10,644      10,913

                                                                  PERCENTAGE OF REVENUES
                         --------------------------------------------------------------------------------------------------------
Revenues..............      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
  Cost of goods
    sold..............       34.5        34.4        39.8        34.7        36.5        31.3        32.2        33.6        33.3
                            -----       -----       -----       -----       -----       -----       -----       -----       -----
Gross profit..........       65.5        65.6        60.2        65.3        63.5        68.7        67.8        66.4        66.7
  Research and
    development.......       38.3        38.8        35.2        37.8        21.3        19.9        19.6        18.0        18.0
  Selling, general and
    administrative....       54.2        54.6        45.3        49.4        38.1        38.6        35.6        35.3        36.4
  Restructuring.......      --            3.5       --           48.1       --          --          --          --          --
                            -----       -----       -----       -----       -----       -----       -----       -----       -----
Income (Loss) from
  operations..........      (27.0)      (31.3)      (20.3)      (70.0)        4.1        10.2        12.6        13.1        12.3
  Interest and other
    income (expense),
    net...............      --            0.6         0.1         0.9        (2.2)       (1.4)       (0.6)       (0.4)       (0.9)
                            -----       -----       -----       -----       -----       -----       -----       -----       -----
Income (Loss) before
  provision for income
  taxes...............      (27.0)      (30.7)      (20.2)      (69.1)        1.9         8.8        12.0        12.7        11.4
  Provision for income
    taxes.............        2.9         2.8         1.9         4.8         0.9         2.5         3.3         1.5         3.5
                            -----       -----       -----       -----       -----       -----       -----       -----       -----
        Net income
          (loss)......      (29.9)%     (33.5)%     (22.1)%     (73.9)%       1.0%        6.3%        8.7%       11.2%        7.9%
                            =====       =====       =====       =====        =====       =====       =====      =====       =====


---------------


(1) The Company operates under a thirteen-week calendar quarter, however, for financial statement presentation purposes, the reporting periods are referred to as ended on the last calendar day of the quarter. During 1993, 1994 and the first quarter of 1995, the quarters ended on: April 2, 1993; July 2, 1993; October 1, 1993; December 31, 1993; April 1, 1994; July 1,
    1994; September 30, 1994; December 31, 1994; and March 31, 1995.


(2) Earnings (loss) per share and weighted average number of shares outstanding have been retroactively adjusted to reflect the two-for-one stock split of the Company's Common Stock effected in March 1995.

     Tekelec typically operates with a limited backlog, and most of its revenues in each quarter result from orders received in that quarter. Further, Tekelec typically generates a significant portion of its revenues for each quarter at or near the end of the quarter. Tekelec establishes its expenditure levels based on its expectations as to future revenues, and if revenue levels in any quarter were to fall below expectations this would cause expenses to be disproportionately high. Therefore, a drop in near term demand would adversely affect revenues, causing a disproportionate reduction in profits or even losses in any quarter. Tekelec's operating results may fluctuate for this reason or as a result of a number of other factors, including general economic and political conditions (such as recessions in the U.S. and Japan), capital spending patterns of Tekelec's customers, increased competition, variations in the mix of sales, fluctuation in proportion of foreign sales and announcements of new products by Tekelec or its competitors. As occurred in the first quarter of 1995, the Company typically experiences lower sales and order levels in the first quarter when compared with the preceding fourth quarter due primarily to the capital spending patterns of its customers.

     In 1994, Tekelec's quarterly revenues increased by up to 61% as compared to prior year's quarters. The Company believes these increases resulted from increased market acceptance of its products. The Company's results for 1993 include pre-tax restructuring charges amounting to $400,000 in the second quarter and $5.6 million in the fourth quarter and the effect of the Company's inability throughout the year to currently recognize benefits amounting to $8.0 million for its tax loss and credits carryforwards. The Company's results for 1994 include the effect of the Company's ability to recognize benefits amounting to $1.6 million for its tax loss carryforwards.

     The significant increase in the weighted average number of shares outstanding in the fourth quarter of 1994 is primarily attributable to the exercise of options during the period and the dilutive effect of outstanding options under the treasury stock method following the increase in the price of the Company's Common Stock. In light of subsequent increases in the price of the Company's Common Stock and the issuance of shares contemplated hereby, the weighted average number of shares outstanding in the second quarter of 1995 and in subsequent periods will be significantly higher than in prior periods.

LIQUIDITY AND CAPITAL RESOURCES

     During 1994, the Company financed its net working capital and capital expenditure requirements principally from operations, available cash and utilization from time to time of its U.S. credit facilities. During the three-month period ended March 31, 1995, the Company financed its net working capital and capital expenditure requirements principally from operations, available cash and proceeds from the issuance of Common Stock resulting from the exercise of options and warrants. At March 31, 1995, the Company had $7.0 million of cash and cash equivalents, representing an increase of $309,000 from the balance at December 31, 1994.

     Accounts receivable, including amounts due from related parties, increased by 63% during 1994 due primarily to a 61% increase in sales for the fourth quarter of 1994 over 1993 fourth quarter sales. A significant portion of the Company's quarterly sales are concentrated in the last month of each quarter. Inventories decreased by 7% during 1994 primarily due to continued efforts to maximize inventory efficiency. Accounts receivable, including amounts due from related parties, increased by 4% during the first three months of 1995 due primarily to a higher concentration of sales in the last month of the first quarter of 1995 compared to the fourth quarter of 1994. Inventories increased by 40% during the first quarter of 1995 primarily due to the need to maintain additional inventory to meet anticipated demand for EAGLE and Chameleon Open products. Accrued payroll and related expenses decreased by 48% principally due to the payment of 1994 employee bonuses.


     Capital expenditures were reduced to $1.5 million during 1994 in connection with steps taken to improve the Company's liquidity following the December 1993 restructuring. The Company expects that its capital expenditures will increase significantly in 1995, primarily in connection with the planned acquisition of equipment for research and development and sales demonstrations.

Capital expenditures amounted to $912,000 during the first three months of 1995 in connection with the planned replacement and addition of such equipment.

     Net cash provided by financing activities in 1994 was $338,000, which represented $1.6 million in proceeds from the issuance of Common Stock resulting from the exercise of options and warrants and $860,000 in net proceeds from the issuance of long-term debt, offset primarily by repayments of short-term borrowings. Net cash provided by financing activities in the first quarter of 1995 was $753,000, which represented $1.0 million in proceeds from the issuance of Common Stock resulting from the exercise of options and warrants, partially offset by repayments of short-term borrowings and other obligations.

     The Company has a $7.5 million line of credit and a $2.0 million line of credit with U.S. banks and lines of credit aggregating $3.9 million available to the Company's Japanese subsidiary from various Japan-based banks.

     The Company's $7.5 million line of credit with a U.S. bank is collateralized by substantially all of the Company's assets, bears interest at the U.S. prime rate (9.0% at March 31, 1995) plus 2.5% per annum and expires September 30, 1995, if not renewed. Maximum borrowings available under the line of credit are based on eligible accounts receivable and amounted to $6.7 million at March 31, 1995, of which $30,000 was then outstanding. This line of credit includes a $1.0 million long-term credit facility payable in 47 monthly installments of $20,000 each which began in June 1994 and a final installment of $60,000 due in May 1998, or upon the expiration of the underlying $7.5 million line of credit, if not renewed. At March 31, 1995, $800,000 was outstanding under this long-term facility, of which $560,000 was included under long-term debt.

     In February 1994, the Company established a $2.0 million line of credit with a U.S. bank, collateralized by restricted cash deposits in Japan, with interest at the U.S. prime rate plus 0.375% per annum. This line of credit expires May 31, 1995, if not renewed. Borrowings at any time may not exceed the cash amount on deposit. At March 31, 1995, $1.0 million was outstanding under this line of credit.


     The Company's Japanese subsidiary has collateralized yen-denominated lines of credit with Japan-based banks, primarily available for use in Japan, amounting to the equivalent of $3.9 million with interest at the Japanese prime rate (3% at March 31, 1995) plus 0.125% per annum which expire between May 29, 1995 and March 31, 1996, if not renewed. There have been no borrowings under these lines of credit.


     Upon the expiration of the above-described credit facilities, the Company believes that, if necessary, it would be able to arrange for credit facilities on terms generally no less favorable than those described above.

     The Company believes that proceeds from this offering together with funds generated from operations, existing working capital and current bank lines of credit should be sufficient to satisfy anticipated operating requirements at least through 1995.

FOREIGN EXCHANGE

     International operations are subject to certain opportunities and risks, including currency fluctuations. In 1992, 1993 and 1994, weighted average exchange rates for certain key currencies strengthened (weakened) against the U.S. dollar as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                        1992        1993        1994
                                                        -----       -----       -----
            Japanese yen.............................      6%         13%          9%
            Canadian dollar..........................     NA*         (4)%        (9)%

---------------

* 1992 change versus 1991 not applicable as the Company's Canadian operations did not begin operations until 1992.

     At March 31, 1995, the Japanese yen had strengthened against the U.S. dollar by 12% compared to December 31, 1994. The Canadian dollar did not change significantly in the three months ended March 31, 1995.

     The change in cumulative translation adjustment in 1994 was due primarily to the strengthening of the Japanese yen against the U.S. dollar. Exchange gains (losses) are recorded in interest and other income (expense), net and amounted to $(132,000), $253,000 and $(235,000) in 1992, 1993 and 1994, respectively.
Exchange gains and losses include the remeasurement of certain currencies into functional currencies and the settlement of intercompany balances.

                                    BUSINESS

   Certain terms used in this Prospectus are defined in the Glossary on pages
                                     42-43.


     Tekelec designs, manufactures and markets advanced diagnostic systems and innovative network switching solutions for the global communications marketplace. The Company's diagnostic systems are used in the design, installation and maintenance of a broad range of communications equipment and networks. Tekelec's EAGLE STP switching platform enables operators of wireline and wireless networks to deliver Advanced Intelligent Network (AIN) services such as Caller ID and personal number calling as well as digital wireless services such as Personal Communications Systems (PCS) and Global Systems for Mobile (GSM). The Company sells its diagnostic systems worldwide to long distance carriers, telephone operating companies, communications equipment manufacturers, wireless and cellular network operators and government agencies. The Company's switching products have been sold primarily to U.S. independent telephone companies (ITCs) and cellular providers through the Company's direct sales force and distribution and marketing relationships with AT&T Corp. (AT&T) and Stratus Computer, Inc. (Stratus).


INDUSTRY BACKGROUND

     Deregulation and privatization worldwide have intensified competition among existing operators of public communications networks and encouraged the entrance of new service providers. At the same time, the convergence of telephony and computing is resulting in end-users demanding new and enhanced high quality communications services at lower cost. As a result, network operators are increasingly pressured to reduce the time and expense required to introduce such services. Together, these forces are creating the need for new equipment and infrastructure for both wireline and wireless networks.

  Public Networks: Increased Competition and Complexity

     In the U.S., long distance carriers and Regional Bell Operating Companies (RBOCs) are increasingly competing with one another and with new competitive service providers that have entered the local and long distance markets. The rapid growth of cellular and wireless networks has also further increased the number of communications alternatives offered to end users. In response to this environment, operators of public networks are seeking to lower their costs and differentiate themselves by rapidly introducing new services. These include high-speed data services such as Asynchronous Transfer Mode (ATM) and Frame Relay, Advanced Intelligent Network (AIN) services such as Caller ID, voice messaging, personal number calling which assigns a number to a user rather than a location and customized routing and billing as well as digital wireless services such as PCS and GSM.

     While communications markets are becoming increasingly competitive, a proliferation of standards and protocols is making the design and operation of communications networks more complex. Demand for high speed communications integrating voice, data and video is growing rapidly. Services based on emerging technologies, such as ATM, Frame Relay and SMDS, are being deployed while Integrated Services Digital Network (ISDN) is increasingly available to provide end-user access to combined voice and data services. In addition, network operators must also support protocols such as FDDI and Ethernet as an increasing number of Local Area Networks (LANs) are being interconnected across their Wide Area Networks (WANs).

     As a result, network operators have become more demanding of communications equipment suppliers to provide solutions that enable them to increase the overall functionality and flexibility of their networks at a lower cost.

  Diagnostic Tools

     The proliferation of standards and protocols and the increasing complexity of communications equipment is creating a need for new, more sophisticated diagnostic systems capable of simultaneously testing multiple existing and emerging technologies. Network operators use diagnostic tools to efficiently monitor network performance, simulate network services and test interoperability of equipment. In an increasingly competitive environment, network operators need diagnostic systems that can reduce time to market by shortening the testing cycles necessary to model and implement new services. In addition, network operators require advanced diagnostic solutions that verify reliability of network elements, offer flexibility to support new standards and protocols as they emerge and enable them to centralize the testing expertise within their organizations.

     Equipment manufacturers use diagnostic tools to design and test their products, such as switches, hubs and routers, for conformance to new and existing standards and to simulate network operating conditions. Manufacturers seek diagnostic tools that enable them to reduce their product development cycles and testing costs that are principal contributors to product development time and expense. Furthermore, diagnostic tools with a flexible architecture are necessary to accommodate the rapid changes in technology.

  Advanced Intelligent Network (AIN) Switching

     In response to competition, network operators are seeking to differentiate themselves by offering advanced voice and data communications services. The AIN is a network architecture and a set of standards designed to allow network operators to create, deploy and modify these services quickly and economically. AIN services represent the merging of telephony with database information through signalling. Such services include Caller ID, voice messaging, personal number calling and customized routing and billing as well as digital wireless services such as PCS and GSM.

     The enabler of AIN is a highly complex protocol called the Common Channel Signalling System No. 7 (SS7). The AIN architecture uses two separate but parallel paths: one to handle the voice or data traffic and a second to carry the signalling information for call set-up and routing. Network operators utilize the AIN architecture to increase the efficiency of their network by offloading signalling traffic onto the SS7 network. This frees up trunk line capacity needed for revenue generating traffic. Network operators are increasingly using SS7 networks as a source of competitive advantage to introduce new services through software changes in AIN network elements rather than in central office switches. The key network elements in the AIN architecture are as follows and depicted on the following page.

          Signal Transfer Point (STP) -- An STP is a switch that handles the signalling messages used to set up telephone calls, queries external databases for routing and processing information and dispatches call handling instructions.

          Service Switching Point (SSP) -- An SSP is a component of the central office switch that sets up trunk connections. When an SSP identifies an AIN call, it routes a signalling message to the STP and awaits further instructions for call processing.

          Service Control Point (SCP) -- An SCP is a computer database that is accessed by STPs for customer call routing and other special information required for AIN services.

                  ADVANCED INTELLIGENT NETWORK ARCHITECTURE

                             (SEE EDGAR APPENDIX)


     The above diagram is a schematic representation of the AIN architecture based on the SS7 standard. It shows the relationship between the SS7 signalling network and the wireline and wireless networks. The SS7 signalling network is a separate network within the telephone network that is used to carry the signalling information for call set-up and routing.


     Additional components of the AIN architecture include Service Creation Environments (SCE) used to create new software-based services and Service Management Systems (SMS) used for billing and administration.

     While SS7 has been available since the 1980s, to date it has been used principally to support intelligent services such as call set-up, 800 number calling and calling card verification. AIN standards and services have only recently emerged and the number and complexity of these services continues to grow. Services such as Caller ID, voice messaging, personal number calling and customized routing and billing as well as digital wireless services such as PCS and GSM, all require SS7 networking technology. ISDN, driven by the growth of the Internet and telecommuting, is also increasing the need for SS7 to provide the signalling connectivity for ISDN applications.

     The accelerating rate of introduction of these new enhanced services enabled by SS7 has placed increasing demand for functionality and capacity on the installed base of older generation STPs. These devices are, in most cases, modified central office digital switches that fundamentally were not optimized for AIN purposes. In addition, the telecommunications industry is evolving towards an architecture of more intelligent distributed switching in which the software will allow for third party developers to be involved in creating applications.

     With competition among network operators accelerating the deployment of AIN services, the strategic and economic value of sophisticated switching equipment optimized for SS7 applications is rapidly increasing. In addition, the importance of SS7 networks to network operators mandates extremely high reliability and fault tolerance from the equipment as well as higher throughput and scalability to support the rapid but unpredictable growth in enhanced AIN services. Companies that offer SS7-based products that are built on scalable, open distributed architectures and enable AIN applications can benefit from this industry shift.

THE TEKELEC SOLUTION

     The Company has leveraged its expertise in a broad range of communications technologies and network protocols to provide equipment manufacturers and network operators products that meet their advanced diagnostic and AIN switching needs.


     Network Diagnostic. Tekelec's highly-integrated powerful diagnostic systems are designed to address the proliferation of increasingly complex and high speed communications standards and protocols. The Company's Chameleon Open and MGTS/GSMT products feature an open, distributed, standards-based architecture, are networkable and incorporate software-based solutions to enable the Company to develop new applications to support emerging technologies. These products can be deployed in a variety of configurations to address customers' specific diagnostic needs in both research and development and network operations environments.


     Network Switching. Tekelec's EAGLE STP is designed to meet the demands of SS7 switching to enable network operators to deliver AIN services for wireline and wireless communications networks. Tekelec's EAGLE platform features a fully-distributed, standards-based, open architecture. It offers scalability and performance advantages which provide for flexibility in the design and implementation of SS7 networks. The system's reliability, ease of management and maintenance, and the ability to support evolving services are critical features to customers. Tekelec's EAGLE STP can be configured to meet customers' specific needs for capacity, functionality and cost effectiveness.

STRATEGY

     The Company's objective is to be the premier developer and supplier of advanced diagnostic systems and innovative network switching devices to existing and emerging communications markets. The Company positions its products to capitalize on the evolution of AIN services and internetworking worldwide. Key elements of the Company's strategy include:

     Leverage Expertise in Communications Technologies. The Company believes its core competitive strength is the breadth and depth of its knowledge and expertise in communications technologies, particularly in signalling, wireless and broadband. The Company has developed this expertise over a period of 15 years and continues to augment its capabilities. The Company seeks to expand the applications for its technology and to capitalize on the breadth of its broad range of communications expertise to develop new products, as it has done with the EAGLE STP.

     Target Key Emerging Markets. The Company's new products and ongoing research and development efforts are targeted at emerging, high growth communications markets including:

     - Signalling, such as SS7, to provide network-based distributed intelligence and access for AIN services;

     - Digital wireless services based upon GSM and emerging PCS standards to provide universal mobile access for AIN-based voice and data services; and

     - Broadband multimedia services based upon ATM to provide video, image, voice and data transmissions over a single network connection.

     Emphasize High Performance, Software-Based Products. The Company's key products utilize open distributed architectures that facilitate the development of new applications, expansion of capacity and implementation of technical advances. The Company's modular product platforms are designed to enable the Company to (i) maximize product features, (ii) reduce the time required to bring new products and applications to market and (iii) modify the features of its products as standards evolve. Because the intelligence of the Company's products is largely implemented through software which it has developed over a number of years, the Company believes that the technical features and flexibility of its products cannot easily be matched by competition.

     Increase Market Penetration through Strategic Relationships. In order to gain increased acceptance and market penetration for its EAGLE STP product, the Company has focused on forming strategic relationships with leading communications equipment providers. The Company has formed relationships with AT&T and Stratus and intends to form additional alliances to continue to strengthen its competitive position and address new markets. The Company believes that its relationships with AT&T and Stratus demonstrate recognition of the EAGLE STP's technical advantages.

     Provide Responsive Technical Support and Service. In order to maintain its competitive position, promote customer satisfaction and enhance the market for its products, the Company is committed to providing rapid, high level support and service to its customers. The Company believes that direct contact with its customers allows it to anticipate future product requirements and promotes customer satisfaction.

PRODUCTS

  Network Diagnostic Systems

     Equipment manufacturers and network operators use the Company's diagnostic systems to perform a wide variety of simulation and analysis to detect, diagnose and isolate communications problems. The Company's proprietary simulation language enables the controlled imitation of communications devices, traffic loads, and networks. Its analysis software helps monitor, selectively capture and interpret digitized pulses transmitted through a network. Uses of the Company's products include the following:

     - Designing Communications Equipment. By simulating existing and emerging communications devices (e.g., digital switches, STPs, SCPs, routers and hubs) and protocols (e.g., ATM, SS7, ISDN, FDDI and Ethernet), the Company's products assist engineers in designing communications devices that will be compatible with, and minimize potential breakdowns of, the networks in which the devices will be deployed.

     - Ensuring Product Reliability. By simulating a wide range of operating situations, including protocol errors and other network failures, the Company's products can help ensure that communications equipment manufacturers produce devices that will operate error-free, thereby reducing costly failures after installation.

     - Verifying Certification. By executing certain standard tests, network operators and manufacturers use the Company's products to verify that communications devices meet specified standards (e.g., X.25, ISDN and SS7).

     - Monitoring Networks. By collecting and analyzing traffic, the Company's products can monitor networks on a continuous basis and provide notice of system failures.

     - Troubleshooting. By identifying the specific location and type of communication error, the Company's products can isolate which network device has failed (e.g., channel bank or PBX). The Company's products help technicians and engineers repair devices and networks promptly and minimize expensive downtime.

     The Company's principal diagnostic systems are:

     Chameleon Open. The Chameleon Open is a multiprotocol analyzer that features a flexible open architecture for a family of applications that provide simultaneous full bandwidth testing of broadband, LAN and WAN equipment and networks. It can perform tests at speeds up to 155 Mbps and currently supports a number of protocols and interfaces including ATM, SMDS, FDDI, Frame Relay, ISDN PRI, TCP/IP, X.25, T1, E1, Ethernet and Token Ring. The Chameleon Open is based on an Intel x86-based hardware platform and a UNIX operating system incorporating an X-Windows, Motif graphical user interface. Each system supports, depending on its configuration, up to 12 network interfaces simultaneously and can be configured as either a portable or rack mounted system. Multiple systems can be networked in a LAN or WAN configuration.

     MGTS/GSMT. The MGTS/GSMT system is used primarily for SS7-based device simulation, load generation and network monitoring. In its fully configured form, the system includes Tekelec's proprietary programming tool, PASM, that can be used to design customized testing scenarios. The MGTS/GSMT software runs on Sun Microsystems and Hewlett-Packard UNIX operating systems with an X-Windows, Motif graphical user interface. The MGTS/GSMT systems support a number of protocols, including SS7, AIN, GSM, IS-41 and personal digital communications
(PDC) networks. Each system can simulate up to 32 SS7 links or 16 network nodes simultaneously, and a number of MGTS may be networked together.

     Chameleon 32 Plus. The Chameleon 32 Plus is a sophisticated diagnostic system that simulates and analyzes multiple types of communications devices and networks. Research and development users utilize the Chameleon 32 to comprehensively test ISDN primary and basic rate interfaces, SS7 and data protocols such as Frame Relay and X.25.

     List prices for the Company's principal diagnostic products range from approximately $35,000 to $150,000 depending on configuration.

  Network Switching Products


     EAGLE STP. The Company introduced the EAGLE STP in early 1992. The EAGLE STP is designed to meet the demands of SS7 switching and features a fully distributed standards-based open architecture. Its open distributed architecture, high capacity and throughput are tailored to the SS7 switching needs of common carriers, local exchange carriers and PCS and cellular operators. The EAGLE STP is economically scalable in configurations from 8 to 268 links. Ongoing software releases provide continual product improvement to meet the evolving needs of end users. As is required in SS7 networks, the EAGLE is sold and deployed in pairs, for redundancy. The EAGLE has the following features:


     Designed for SS7 Standards. The EAGLE STP is designed to exceed the requirements for STPs as defined by Bell Communications Research (Bellcore) and presently supports both American National Standards Institute (ANSI) and International Telephone and Telegraph Consultative Commission (CCITT) SS7 standards. Bellcore defines the standards used primarily by the RBOCS for equipment used in their networks. EAGLE is currently undergoing initial technical audit by Bellcore. See "-- Sales, Marketing and Support."

     Powerful, Distributed Architecture. The EAGLE STP features a fully distributed, open architecture, utilizing Intel x86 microprocessors. The performance of the product results from its uniquely distributed architecture and the elimination of central processors. In the EAGLE STP, all SS7 network intelligence, including SS7 routing information, is distributed among up to 134 signalling interfaces, each with its own dedicated processor. Each interface is interconnected via a high speed, redundant bus subsystem. The bus subsystem utilizes two, counter-rotating 125 Mbps busses and features proprietary switching and buffering algorithms, which minimize collision and guarantee message delivery between all attached interfaces. All interfaces attached to the bus subsystem are hot-swappable, so that interface repair or replacement does not affect system operation.

     Open Software Architecture. The EAGLE STP's software is fully modular and written entirely in industry standard programming languages. All software is released in complete versions, eliminating the need for interim patching in order to minimize the potential for errors. EAGLE STP software is optimized for the capacity and redundancy features of the host hardware. Users of the EAGLE STP can add functionality and services to their network, utilizing the EAGLE STP's open software interfaces.

     Ease of Operation and Maintenance. EAGLE STP installations generally do not require any enhancements to the central office's power supply, cooling system or flooring and require less than 36 square feet of space. An EAGLE STP can usually be installed in less than one week. No scheduled maintenance is required to support the EAGLE STP, eliminating the requirement for on-site personnel.

     Prices for a pair of EAGLE STPs typically range from approximately $250,000 to $2,000,000, depending on configuration and associated software applications.

  Compliance with Industry Standards

     The Company's products are designed to meet a significant number of standards and regulations, some of which are evolving as new technologies are deployed. In the United States, the Company's products must comply with various regulations defined by the Federal Communications Commission (FCC) and Underwriters Laboratories as well as standards established by Bellcore and the ANSI. Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries as well as with recommendations of the CCITT and the International Standards Organization
(ISO). The failure of the Company's products to comply, or delays in compliance, with the various existing and evolving standards could have a material adverse effect on the Company's business and operating results. See "Risk
Factors -- Compliance with Regulations; Evolving Industry Standards; Broader Market Acceptance of EAGLE STP."

PRODUCT DEVELOPMENT

     The communications market is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Standards for new services such as ATM, AIN and PCS are still evolving. As these standards and the demand for services and applications evolve, the Company intends to adapt its products or develop and support new products. The Company solicits product development input through discussions with users of the Company's products, as well as participation in industry organizations and international standards committees such as the ATM Forum and European Telecommunications Standards Institute (ETSI).

     The Company's diagnostic product development activities are focused on expanding the capabilities of the Chameleon Open, including its interfaces and software modules, and the protocol capabilities for emerging technologies such as ATM and AIN. From time to time the Company engages in development projects for special applications for customers. The Company is usually free to use such technology in future products which are not competitive with the specific application for which the development work was performed.

     The Company's network switching product development group has as its priority the release of new software versions to incorporate enhancements desired by customers and compliance with standards to enable EAGLE to address additional domestic and international markets. In addition, the Company plans continued improvement of hardware components to improve performance and capability.

     The Company utilizes a common standards-based open architecture approach in the design of its products. This approach facilitates and accelerates the development of new applications and products and permits the Company to enhance existing products by substituting new hardware or software modules. This modular approach also helps to extend the life cycles of the Company's products, ensure compatibility among successive generations of products and simplify manufacturing.

     The Company's success depends to a substantial degree upon its ability to respond to changes in technology, industry standards and customer requirements. This will require the timely selection, development and marketing of enhancements and new products on a cost-effective basis. The Company has invested and expects to continue to invest substantial resources in the development of new products and technology and product enhancements. There can be no assurance that the Company's product development efforts will result in commercially successful new or enhanced products or that the Company's products will not be rendered obsolete or noncompetitive by changing technology or new competitive products.

     Products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released. Such errors have occurred in the past. Although the Company's products have not experienced any significant errors, such errors, particularly those that result in a failure of the Company's switching products, could have a material adverse effect on the Company's customer relationships, business and operating results. There can be no assurance that, despite thorough testing by the Company and by customers, errors will not be found in the Company's products.

     Product development includes expenditures for research and development, new product design, enhancement of existing products, and selective acquisition of technology. Research and development expenses amounted to approximately $16.2 million, $17.6 million, $12.0 million and $3.4 million in 1992, 1993, 1994 and the first quarter of 1995, respectively. The Company has also capitalized certain additional software development costs totalling approximately $2.6 million, $165,000, $0 and $0 in 1992, 1993, 1994 and the first quarter of 1995, respectively. These costs are amortized over a period not to exceed three years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes A, E and I to Consolidated Financial Statements.

     The Company's development facilities are located in California, North Carolina, Ohio and Japan. As of March 31, 1995, the Company had 114 persons engaged full time in product development. The Company believes that recruiting and retaining highly skilled engineering personnel is essential to its success. To the extent that the Company is not successful in attracting and retaining its technical staff, its business and operating results would be adversely affected. See "Risk Factors -- Dependence on Key Personnel."

SALES, MARKETING AND SUPPORT

     The Company's strategy for its diagnostic products is initially to target customers' research and development departments designing the next generation of communications equipment and then to target the manufacturing groups and ultimate users as equipment is manufactured, certified and installed. This strategy permits the Company to gain expertise in testing emerging technologies in the early stages of their life cycles.

     The Company's sales strategy for its EAGLE switching product is to continue to focus on sales to the U.S. ITC and cellular markets and to pursue new customer relationships including RBOCs and selected international opportunities. Current and future strategic alliances will continue to be an integral component of the strategy to reach broader markets and attain greater market presence. The network switching sales cycle ranges from three to twelve months depending on the complexity of a customer's planning, bidding and implementation requirements.

     In order to penetrate the portion of the public carrier market dominated by the RBOCs, it is important that ongoing technical audits of the EAGLE STP be conducted by Bellcore to help the Company ensure interoperability with the operations, administration, maintenance and provisioning systems used by the RBOCs to manage their networks. Bellcore is currently in the process of conducting its initial technical audit, and upon completion a copy of the technical auditing report will be available to the Company. Bellcore does not endorse or certify any product or service or guaranty its performance. Failure or delay in obtaining favorable technical audit results could have a material adverse effect on the Company's ability to sell EAGLE STP to this large segment of the communications carrier market.

     Domestic Distribution. The Company sells its diagnostic and switching products in the U.S. principally through separate direct sales forces and, for the EAGLE STP, also through strategic relationships with AT&T and Stratus. The Company's direct sales forces operate out of the

Company's headquarters in Calabasas, California and its regional offices located in Colorado, Illinois, New Jersey, North Carolina, Northern California, Tennessee, Texas and Virginia.

     International Distribution. The Company sells its diagnostic products internationally through a network of 26 distributors and two wholly owned subsidiaries in Japan and Canada. The Company's Japanese subsidiary, which presently sells only diagnostic products, generated approximately 22%, 25%, 20% and 22% of the Company's revenues for 1992, 1993, 1994 and the first quarter of 1995, respectively. The Company currently sells its switching products internationally through its direct sales force.

     Tekelec-Airtronic, S.A., an affiliate of the Company, and its wholly owned subsidiaries are the distributors of the Company's products in France, Italy, Germany, The Netherlands, Belgium, Luxembourg, Portugal and Spain. Twenty-one additional independent companies distribute the Company's products in other Western European countries, the Far East (other than Japan), Australia, New Zealand, the Middle East, South America and South Africa. Distributors typically purchase products directly from the Company pursuant to agreements that are exclusive for a particular territory and are cancelable by either party upon 90 days notice. Export sales to international distributors accounted for approximately 17%, 19%, 14% and 19% of revenues in 1992, 1993, 1994 and the first quarter of 1995, respectively.

     The Company typically invoices export sales in U.S. dollars and its foreign subsidiaries invoice sales in their respective local currency. International sales are subject to inherent risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and distributors, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Additionally, exchange rate fluctuations on foreign currency transactions and translations arising from international operations may contribute to fluctuations in the Company's business and operating results. Fluctuations in exchange rates could also affect demand for the Company's products. In addition, due to the technical nature of the Company's products, certain of the Company's export sales must be licensed by the Office of Export Administration of the U.S. Department of Commerce. The Company's products are subject, in certain international jurisdictions, to reduced protection for the Company's copyrights and trademarks. See Notes A, D and M to Consolidated Financial Statements.

     Strategic Relationships. The Company believes that it can improve market penetration and acceptance for its EAGLE products through strategic relationships with leading communications equipment suppliers. These suppliers have long-standing relationships with public carriers and provide a broad range of services to these carriers through their existing sales and support networks. Tekelec seeks strategic relationships that (i) enhance the Company's presence in its target markets, (ii) offer products that complement the EAGLE to provide value-added networking solutions and (iii) leverage the Company's core technologies enabling the communications equipment suppliers to develop enhanced products with market differentiation that can be integrated with the EAGLE platform.

     The Company has a non-exclusive distribution agreement with AT&T and a marketing agreement with Stratus for the EAGLE STP. The Company believes that its relationships with AT&T and Stratus demonstrate recognition of the technical advantages of the EAGLE STP. The Company believes that these agreements provide the Company with additional opportunities to penetrate the SS7 network switching marketplace. Through the Company's relationships with AT&T and Stratus, the Company has enhanced its market presence and its ability to access leading telephone companies such as the RBOCs. The Company expects that AT&T's purchases under the distribution agreement will represent a significant percentage of the Company's switching product revenues in 1995. In general, these agreements can be terminated by either party on limited notice and do not require minimum purchases. Furthermore, AT&T is not precluded from selling products that are competitive with the Company's products. A termination of the Company's relationship with AT&T or the sale of competing products by AT&T could materially and adversely affect the Company's business and operating results. See "Risk Factors -- Competition" and "-- Dependence on Relationship with AT&T."

     Advertising and Promotion. The Company uses advertising in trade journals, exhibitions at trade shows and direct mail to promote awareness of the Company and its products. The Company has been most successful in generating sales through demonstrations of its products and, therefore, focuses its advertising and promotional activities on generating opportunities for demonstrations. The Company also provides extensive training for, and merchandising aids to, its direct sales force and distributors. These include sales brochures, demonstration systems and promotional product literature. In order to support the Company's marketing efforts, the Company also publishes a newsletter for its customers and distributors.

     Services, Support and Warranty. The Company believes that customer service, support and training are important to building and maintaining strong customer relationships. The Company services, repairs and provides technical support for its products. The Company maintains an in-house repair facility and provides ongoing training and telephone assistance to customers and international distributors from its headquarters in Calabasas, California, certain U.S. regional offices and its Japanese subsidiary. The Company's Technical Assistance Center in Raleigh, North Carolina, supports the Company's switching products on a 24 hour-a-day, seven day-a-week basis. Support services include 24-hour technical support, remote access diagnostic and servicing capabilities, extended maintenance and support programs, comprehensive technical customer training, extensive customer documentation, field installation and emergency replacement. The Company typically warrants its products against defects in materials and workmanship for one year after the sale and thereafter offers extended service warranties. To date, warranty expenses have been consistently within management's expectations.

CUSTOMERS


     During 1994, the Company shipped approximately 850 units of its diagnostic products to over 160 customers worldwide and 25 pairs of EAGLE STPs to 20 customers. The Company's customers include end users and marketing intermediaries. End users for the Company's diagnostic products include long distance carriers, telephone operating companies, equipment manufacturers and government agencies. End users for the Company's EAGLE STP consist primarily of U.S. ITCs and cellular providers.



     The Company's diagnostic business is substantially dependent on repeat business and, therefore, customer satisfaction and loyalty are crucial to its long-term success. The top 20 end-user customers for the Company's diagnostic systems during 1994 accounted for approximately $25.5 million or 42% of the Company's 1994 revenues and 58% of the Company's diagnostic product revenues. Many of the Company's largest customers in 1994 were purchasers of the Company's diagnostic systems in prior years. Sales of diagnostic products to Nippon Telegraph & Telephone (NTT) accounted for 13% of the Company's 1994 revenues. NTT and AT&T accounted for 17% and 11%, respectively, of the Company's revenues in the first quarter of 1995. No other customer accounted for more than 10% of the Company's revenues in 1994 or in the first quarter of 1995.



     Federal and state agencies, including the FCC, regulate many of the Company's domestic customers. The FCC and a majority of the states have enacted or are considering regulations based upon alternative pricing methods. Uncertainty regarding future pricing policies and the cost effectiveness of deploying public network services may affect demand for communications products, including the Company's products. However, the Company believes that deregulation of the telecommunications market and new methods of price regulation could increase the demand for products such as those offered by the Company which enhance the efficiency of the network or allow the expedited introduction of new revenue-producing services.

BACKLOG

     Orders for the Company's diagnostic products are usually placed by customers on an as-needed basis, and the Company has typically been able to ship these products in 15 to 30 days after the receipt of the purchase order. Backlog for switching products typically consists of contracts or purchase orders for both product delivery scheduled within the next 12 months and EAGLE STP extended service warranty to be provided over the next three years. Because of variations in the magnitude and duration of orders received by the Company, and customer delivery requirements, which may be subject to cancellation or rescheduling, the Company's backlog at any particular date may not be a meaningful indicator of future financial results. At December 31, 1994, the Company's backlog amounted to approximately $18.1 million, of which $8.6 million related to EAGLE STP service warranty. This compared to $9.9 million at December 31, 1993, of which $3.1 million related to EAGLE STP service warranty.

MANUFACTURING

     The Company's manufacturing operations consist of the procurement and inspection of components, final assembly, burn-in, quality control testing and packaging. Printed circuit boards, chassis and most of the other major components used in the Company's products are subassembled to the Company's specifications by independent contractors with whom the Company generally has had long-standing working relationships. The assembled components are then delivered to the Company's production facilities for final assembly, quality control testing and product configuration, including software installation. The Company's products incorporate the Company's proprietary software as well as software licensed from third parties. The Company believes that its use of independent contractors for subassembly coupled with in-house final assembly improves production planning, increases efficiency, reduces costs and improves quality.

     The Company has a computerized manufacturing inventory control system which integrates and monitors purchasing, inventory control and production. The Company's quality control process tests for reliability and conformance with product specifications and utilizes certain automated software test procedures. The Company received ISO 9002 certification from Bellcore in February 1995.

     The Company generally uses industry standard components for its products which are available from multiple sources; however, a few key components, such as certain microprocessors, video displays and power supplies, are currently only available from single suppliers. Vendor supply agreements often include provisions requiring the vendor to maintain a specified level of key components. The Company believes that inventory levels of key components, including those maintained by vendors, are adequate. In addition, should any components become unavailable the Company believes that functionally similar, if not identical, components could be obtained, and any necessary internal redesign accomplished, without materially adversely impacting the Company. To date, the Company has not experienced any significant delays in obtaining components from its suppliers and independent contractors. However, the electronics industry is subject to rapid technological change. Components become obsolete and are discontinued by manufacturers as new succeeding generations are introduced. An inability to obtain essential components, if prolonged, could materially adversely affect the Company's business and operating results and damage customer relationships. See "Risk Factors -- Dependence on Key Suppliers."

COMPETITION

     Diagnostic Products. The communications diagnostic market is intensely competitive and subject to rapid technological change and evolving industry standards. The Company primarily competes in the high performance segment of the market. Its principal competitor is Hewlett-Packard. The Company also competes with a number of other manufacturers, some of which have greater financial, marketing, manufacturing and technological resources than the Company. The Company believes that its long-term success will depend in part on its ability to be a leader in offering products for new emerging industry standards and to offer a broad line of integrated applications.

     The Company believes that the principal competitive factors in the communications diagnostic market in which the Company competes are product performance, functionality and reliability, timely introduction of new products, marketing and distribution capability and customer service and support. The Company anticipates that the price/performance characteristics and breadth of integrated product applications will become increasingly important competitive factors. Although price has not been a major factor, the Company anticipates increased price competition in the future. The Company believes that it competes favorably, although there can be no assurance that new or established competitors will not offer products superior to or lower in price than those of the Company.

     Network Switching Products. The market for STPs is highly competitive and has been highly concentrated among a limited number of dominant suppliers. The Company expects competition to increase in the future from existing and new competitors. The Company presently competes with Northern Telecom Limited, DSC, Ericsson and Alcatel, all of whom have significantly greater financial, marketing, manufacturing and other resources and larger installed customer bases than the Company. The Company believes that its long-term success will depend on its ability to penetrate the major telephone companies, offer products with the best price/performance profile and be responsive to customers' needs for new features and services. See "Risk Factors -- Competition" and "-- Dependence on Relationship with AT&T."

     The Company believes that the principal competitive factors in the network switching products market are product price/performance characteristics and reliability, customer service and support and the supplier's financial resources, marketing and distribution capability. The Company anticipates that responsiveness in adding new features will become an increasingly important competitive factor. While the Company's competitors have greater financial resources, the Company believes it competes favorably in other respects. However, there can be no assurance that new entrants or established competitors with greater financial resources have not or will not offer products superior in performance, quality, service and support to, and/or lower in price than, those of the Company.

INTELLECTUAL PROPERTY

     The Company relies on a combination of trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in its products. The Company does not hold any patents with respect to its products. The Company has entered into confidentiality and invention assignment agreements with its employees, and enters into non-disclosure agreements with its suppliers, distributors and appropriate customers among others so as to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements will prove sufficient to deter misappropriation of the Company's technologies or independent third-party development of similar technologies. The laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely. The Company believes that, because of the rapid pace of technological change in the communications market, legal protections for its products are less significant factors in the Company's success than the knowledge, ability and experience of the Company's employees, the frequency of product enhancements and the quality of support services provided by the Company.

     The communications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to the Company. There are no currently pending material claims that the Company's products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, there can be no assurance that the Company will not receive communications from third parties in the future asserting that the Company's products infringe or may infringe the proprietary rights of third parties. In its distribution agreements and certain of its major customer agreements, the Company agrees to indemnify its customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on reasonable commercial terms, if at all. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business and operating results would be materially adversely affected.

EMPLOYEES

     At March 31, 1995, the Company had 320 employees, comprising 127 in sales, marketing and support, 44 in manufacturing, 114 in research, development and engineering and 35 in management, administration and finance. The Company believes that its future success will depend in part on its ability to attract, motivate and retain highly qualified personnel. Many employees hold stock options and participate in an employee stock purchase plan. None of the Company's employees is represented by a labor union and the Company has not experienced any work stoppages. The Company believes that its employee relations are excellent.

PROPERTIES

     The Company's executive offices, as well as its principal manufacturing, engineering and marketing operations, are located in a 58,000 square-foot facility in Calabasas, California under a lease which expires in November 2004 with an option to extend for an additional five years. The Company also occupies a 21,600 square-foot facility in Morrisville, North Carolina under a lease expiring in July 1996, and a 6,800 square-foot facility in Columbus, Ohio under a lease expiring in March 1997. Both facilities are used primarily for engineering, product development, customer support and regional sales activities. The Company recently signed leases for two additional facilities in Morrisville, North Carolina to provide for anticipated growth. The first is a five-year lease (cancellable by the Company under certain circumstances) for an 8,800 square-foot facility to which Network Diagnostic Division employees of the Morrisville facility relocated in April 1995. The second is a seven-year lease, with an option to renew for an additional seven years, for a 40,000 square-foot facility to which the Company expects to relocate the Network Switching Division employees of its Morrisville facility during the fourth quarter of 1995. The Company also has eight regional sales offices occupying an aggregate of approximately 14,500 square feet under leases expiring between 1995 and 1997. These are located in Milbrae, California; Boulder, Colorado; Lombard, Illinois; Nashville, Tennessee; Iselin, New Jersey; Irving, Texas; Reston, Virginia; and Whitby, Canada. The Company's Japanese subsidiary occupies approximately 10,600 square feet in Tokyo under leases expiring between August 1995 and November 1996. The Company believes that its existing facilities, together with the additional facilities it has leased in North Carolina, will be adequate to meet its needs at least through 1995. The Company believes it will be able to obtain additional space when and as needed on acceptable terms. See Note K to Consolidated Financial Statements.

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages are as follows:


          NAME              AGE                             POSITION
-------------------------   ---    -----------------------------------------------------------
Philip J. Alford.........   41     President and Director
Allan J. Toomer..........   52     Senior Vice President and General Manager, Network
                                     Switching Division
William C. Shaw..........   47     Senior Vice President and General Manager, Network
                                     Diagnostic Division
Shigeru Suzuki...........   45     Vice President, Japan Operations and President, Tekelec,
                                   Ltd.
Gilles C. Godin..........   36     Vice President, Finance and Chief Financial Officer
William J. Minchin.......   58     Vice President, Operations
Jean-Claude Asscher......   66     Chairman of the Board
Robert V. Adams(1)(2)....   63     Director
Philip Black(1)..........   40     Director
Daniel L. Brenner(1)(2)..   44     Director
Howard Oringer...........   53     Director
Jon F. Rager(1)(2).......   55     Director


---------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

     Mr. Alford has been a director and President of the Company since January 1994. He served as the Company's Chief Financial Officer from June 1985 until February 1994, as Vice President, Finance from May 1986 until October 1990, as Senior Vice President from October 1990 until July 1993 and as Senior Vice President and General Manager, International Division from July 1993 until January 1994.

     Mr. Toomer joined the Company in October 1992 as Senior Vice President, Network Products and became Senior Vice President and General Manager, Network Switching Division in July 1993. From 1973 until June 1992, he held various officer positions at Northern Telecom, a telecommunications equipment manufacturer, where he most recently served as Vice President, Customer Service.

     Mr. Shaw joined the Company in November 1993 as Senior Vice President and General Manager, Network Diagnostic Division. He was employed by Hewlett-Packard from April 1990 until November 1993 as a Business Manager at its Colorado Telecommunications Division, and from 1983 until April 1990, as the Marketing and Research and Development Manager for its Roseville Personal Computer Division.

     Mr. Suzuki has been President of Tekelec, Ltd., the Company's wholly owned Japanese subsidiary, since September 1985 and has also served as the Company's Vice President, Japan Operations since May 1988.

     Mr. Godin joined the Company in November 1986 as Controller and then served as Corporate Controller from October 1990 until July 1993 and as Treasurer from October 1990 until February 1994. Mr. Godin has served as Vice President, Finance since July 1993 and as Chief Financial Officer since February 1994.

     Mr. Minchin has been Vice President, Operations of the Company since April 1988.

     Mr. Asscher has been a director of the Company since July 1972 and Chairman of the Board since June 1982. He served as President of the Company from October 1975 to June 1982, and as Vice President from July 1972 to May 1973. He has been the President and principal shareholder of

Tekelec-Airtronic, S.A. (Tekelec-Airtronic), a French electronics company, since he founded that company in 1961.

     Mr. Adams has been a director of the Company since December 1991. Since March 1989, he has been the Chief Executive Officer and President of Xerox Technology Ventures, a venture capital company which identifies, develops and manages new business opportunities for Xerox Corporation. Mr. Adams has also served as a director of ENCAD, Inc. since December 1994.


     Mr. Black became a director of the Company in 1981, resigned in October 1991 and was re-elected in February 1994. He also served as the Company's Vice President from September 1979 until June 1982, as President from June 1982 until August 1987, as Chief Executive Officer from December 1985 until August 1987 and as Vice Chairman of the Board from August 1987 until October 1991. From March 1990 until August 1991, Mr. Black served as Managing Director of Echelon Europe, Ltd., a sense and control networking company. In September 1991, Mr. Black became Chief Executive Officer, Treasurer and a director of Avalon Control Technologies, a private consulting firm for industrial networks, and served in those capacities until June 1994 when that company ceased operations. Mr. Black served as President and Chief Executive Officer of Chevry, a software marketing company, from April 1994 until May 1995 when he resigned to become Chief Executive Officer of BoxHill Systems Corporation, a supplier of storage management systems.


     Mr. Brenner has been a director of the Company since May 1990. From September 1986 to June 1992, he was an Adjunct Professor of Law and the Director of the Communications Law Program at the University of California, Los Angeles. In June 1992, Mr. Brenner assumed his present position as Vice President, Law and Regulatory Policy for the National Cable Television Association. Mr. Brenner served on the Board of Directors of the Corporation for Public Broadcasting from November 1986 to March 1991, and served as its Vice Chairman from 1989 to March 1991.

     Mr. Oringer has been a director of the Company since January 1992. From February 1987 until November 1994, he served as Chairman of the Board and Chief Executive Officer of TeleSciences, Inc., a manufacturer of telecommunications equipment. Since November 1994, Mr. Oringer has served as Managing Director of Communications Capital Group, a consulting firm. From January 1994 until July 1994, Mr. Oringer also served as a consultant to the Company.

     Mr. Rager became a director of the Company in October 1975, resigned in September 1979 and was re-elected in January 1981. Since 1976, Mr. Rager has been a practicing accountant with, and President of, Rager Bell Doskocil & Meyer CPAs (and its predecessors).

                           COMMON STOCK OWNERSHIP OF
                     PRINCIPAL SHAREHOLDERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1995 by (i) each person who is known to own beneficially more than 5% of the outstanding shares of the Company's Common Stock, (ii) each of the Company's directors and executive officers and (iii) all current directors and executive officers of the Company as a group:

                                                                            PERCENTAGE OF SHARES
                                                                             BENEFICIALLY OWNED
                                         SHARES BENEFICIALLY         ----------------------------------
     NAME OF BENEFICIAL OWNER(1)                OWNED                BEFORE OFFERING     AFTER OFFERING
-------------------------------------  -----------------------       ---------------     --------------
Jean-Claude Asscher..................         3,868,520(2)(3)              41.5%              34.9%
Edouard Givel........................         2,767,064(4)                 29.7               25.0
Kopp Investment Advisors, Inc........         1,317,320(5)                 14.1               11.9
Bentley Capital Management, Inc......           561,000(6)                  6.0                5.1
Philip J. Alford.....................           181,760(3)                  2.0                1.6
Robert V. Adams......................            50,246(3)                    *                  *
Shigeru Suzuki.......................            39,538(3)                    *                  *
Howard Oringer.......................            37,688(3)                    *                  *
Gilles C. Godin......................            34,700(3)                    *                  *
Daniel L. Brenner....................            22,772(3)                    *                  *
Philip Black.........................            15,000(3)                    *                  *
Jon F. Rager.........................             9,672(3)(7)                 *                  *
William J. Minchin...................             9,000(3)                    *                  *
Allan J. Toomer......................             8,000(3)                    *                  *
William C. Shaw......................             7,770(3)                    *                  *
All current directors and officers as
  a group (12 persons)...............         4,284,666(2)(3)(7)           46.0               38.7

---------------

*  Less than one percent.

(1) Such persons have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2) Includes 2,767,064 shares which are beneficially owned by Mr. Givel and of which Mr. Asscher may be deemed a beneficial owner (see footnote 4 below), and 975,292 shares owned by Tekelec-Airtronic, a French corporation of which Mr. Asscher is the President and majority shareholder.

(3) Includes 20,000, 118,500, 12,000, 5,118, 36,500, 34,700, 21,000, 15,000,
    2,500, 9,000, 8,000, 6,000 and 288,318 shares subject to options and/or warrants held by Messrs. Asscher, Alford, Adams, Suzuki, Oringer, Godin, Brenner, Black, Rager, Minchin, Toomer and Shaw and all current directors and officers as a group, respectively, which are exercisable or become exercisable within 60 days after March 31, 1995.

(4) These shares are held in the name of Natinco, S.A. (Natinco), a Luxembourg investment company which holds minority interests in a number of Europe-based companies, including a minority interest in Tekelec-Airtronic. Mr. Givel has advised the Company that he owns substantially all of the equity interest in Natinco. Mr. Asscher has from time to time acted for, and is the advisor to, Mr. Givel with respect to his investment in the Company. Due to Mr. Asscher's relationship with Mr. Givel and his role as advisor, Mr. Asscher may be deemed to share voting and investment power with respect to these shares and therefore to be a beneficial owner thereof within the meaning of Rule 13d-3 of the Exchange Act. Mr. Asscher has advised the Company that he has no beneficial or financial interest in Natinco and that he disclaims beneficial ownership of these shares.

(5) Based on a Schedule 13G dated February 10, 1995, wherein Kopp Investment Advisors, Inc. reported shared dispositive power as to 1,317,320 shares.

(6) Based on a Schedule 13D dated March 3, 1995.

(7) 7,172 of these shares are held by TI Partners, a partnership of which Mr. Rager is the managing general partner. Mr. Rager, together with a trust of which he is the trustee and a beneficiary, owns a majority interest in such partnership. Mr. Rager has sole voting and investment power with respect to such shares.

                          DESCRIPTION OF CAPITAL STOCK


     The Company is authorized to issue up to 50,000,000 shares of Common Stock, without par value. As of May 22, 1995, there were 9,358,380 shares of Common Stock outstanding, held of record by 189 shareholders, and 2,411,357 shares reserved for issuance upon the exercise of outstanding options and warrants. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders, except that, upon giving notice required by law, shareholders may cumulate their votes in the election of directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding senior securities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued, validly issued, fully paid and nonassessable.


     The Company's Transfer Agent and Registrar is U.S. Stock Transfer Corporation, Glendale, California.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, Alex. Brown & Sons Incorporated, Volpe, Welty & Company and Cruttenden Roth Incorporated, have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                                   NUMBER OF
                                  UNDERWRITER                                       SHARES
--------------------------------------------------------------------------------   ---------
Alex. Brown & Sons Incorporated.................................................
Volpe, Welty & Company..........................................................
Cruttenden Roth Incorporated....................................................
                                                                                   ---------
Total...........................................................................   1,750,000
                                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are to be purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain other dealers. After the public offering contemplated hereby, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,750,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,750,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     In connection with this offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers on The Nasdaq Stock Market may engage in passive market making transactions in the Common Stock on The Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of sales in this offering. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and if commenced, may be discontinued at any time.

     The Company has agreed that until 90 days after the date of this Prospectus, it will not, without the prior written consent of Alex. Brown & Sons Incorporated, sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock or any options, rights or warrants with respect to any Common Stock or register for sale any of its Common Stock under the Securities Act, subject to certain limited exceptions. Further, the directors and executive officers of the Company, Tekelec-Airtronic and Natinco have agreed not to sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of, directly or indirectly, an aggregate of approximately 4,284,666 shares of the Company's Common Stock (including 288,318 shares issuable under options and warrants which are exercisable or become exercisable within 60 days after March 31, 1995) for a period of 90 days (180 days in the case of Mr. Asscher, Tekelec-Airtronic and Natinco) after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated.

                                 LEGAL MATTERS

     The validity of the shares of the Company's Common Stock offered hereby will be passed upon for the Company by Coudert Brothers, Los Angeles, California. Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California, are acting as counsel for the Underwriters in connection with certain legal matters relating to the offering being made hereby. Coudert Brothers holds a warrant, exercisable in full at any time prior to July 21, 1999, to purchase 30,000 shares of Common Stock at $2.875 per share. Ronald W. Buckly, a member of Coudert Brothers, is Corporate Secretary of Tekelec.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and 1993 and the consolidated statements of operations, shareholders' equity and cash flow for the three years in the period ended December 31, 1994 are included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    GLOSSARY

AIN (Advanced Intelligent
  Network)....................   Bellcore's set of standards for advanced
                                 intelligent services for the telephone networks of Regional Bell Operating Companies.

ATM (Asynchronous Transfer
  Mode).......................   A broadband, low-delay, packet-based switching
                                 and multiplexing technique to transmit voice, data and video information. Usable capacity is segmented into fixed-size cells, consisting of header and information fields, allocated to services on demand.

BRI (Basic Rate Interface)....   One interface type used to access the
                                 Integrated Services Digital Network. The BRI interface allows two simultaneous calls across a single pair of copper wires.

CCITT (International Telephone
  and Telegraph Consultative
  Committee)..................   A United Nations organization which establishes
                                 international telecommunications standards.

E1............................   The European telecommunications standard
                                 defining circuits that operate at speeds of
                                 2.048 Mbps, similar to T1 lines in the United
                                 States.

Ethernet......................   A standard set of specifications for a
                                 particular type of LAN that employs baseband signalling (single signal on a cable) and has a transmission rate of 10 Mbps.

FDDI (Fiber Distributed Data
  Interface)..................   A standard for operating fiber optic-based LANs
                                 at 100 Mbps used for high speed and backbone applications.

Frame Relay...................   A variable length packet-based transmission
                                 technology that is used to transmit data at speeds up to 2 Mbps.

GSM (Global Systems for Mobile)...
                                 A set of protocols for digital wireless
                                 initially deployed in Europe.

ISDN (Integrated Services
Digital Network)..............   Public digital communications services
                                 supporting a wide range of data, voice and video services accessed by standard interfaces integrated with customer control.

IS-41.........................   One of the Interim Standards for North American
                                 mobile applications for digital cellular.

LAN (Local Area Network)......   A type of high-speed data communications
                                 arrangement in which multiple computer and related products in an office or campus environment are connected by means of a standard transmission medium (typically coaxial cable, twisted-pair wire or optical fiber).

Mbps (Megabits per second)....   A measurement unit, equal to 1,048,576 bits per
                                 second, used to describe data transfer rates as a function of time.

MSC (Mobile Switching
  Center).....................   A switch that coordinates trunk call set-up to
                                 and from users in a digital cellular network.

OC3...........................   A standard for operating fiber optic-based WANs
                                 at 155 Mbps.

Packet Switching..............   A data transmission technique whereby user
                                 information is segmented and routed in discrete data envelopes called packets, each with its own appended control information for routing, sequencing and error checking.

PCS (Personal Communications
  Services)...................   A set of evolving standards and protocols
                                 providing for the concept of one number per user and associated advanced intelligent services regardless of location, primarily involving mobile communications.

PDC (Personal Digital
  Communications).............   A set of protocols for Japanese digital
                                 cellular mobile network promulgated by NEC.

Primary Rate Interface
(PRI).........................   A T1 or E1 circuit used to carry 23 or 30 ISDN
                                 calls, respectively. In an ISDN PRI, a single channel is used for signalling for calls placed on all of the other channels in the T1 or E1 circuit.

protocol......................   A formal set of standards governing the
                                 establishment of a communications link and controlling the format and timing of transmissions between two devices.

signalling....................   The process by which digital information is
                                 exchanged to establish, control and manage connections in a communications network.

SCP (Service Control Point)...   A computer database that is accessed by STPs
                                 for customer call routing information.

SMDS (Switched Multi-megabit
  Data Service)...............   A communications service providing high speed,
                                 connectionless data transport.

SS7 (Common Channel Signalling
  System No. 7)...............   A complex protocol which governs signalling
                                 between certain devices in a digital telephone network.

SSP (Service Switching
Point)........................   A component of the central office switch that
                                 sets up trunk connections. When an SSP
                                 identifies an AIN call, it routes a signalling message to the STP and awaits further instructions for call processing.

STP (Signal Transfer Point)...   A switch that handles the signalling messages
                                 used to set up telephone calls, queries
                                 external databases for routing and processing information and dispatches call handling instructions.

T1............................   The North American telecommunications standard
                                 defining a circuit that multiplexes and
                                 switches 24 channels and operates at speeds of
                                 1.544 Mbps (T3 is the equivalent of 27 T1 circuits).

WAN (Wide Area Network).......   A network that extends beyond the distance that
                                 can be accommodated by local cabling methods. A
                                 WAN typically utilizes public carrier services to connect sites, which may span a city, state, country or the world.

X.25..........................   A protocol for transfer of information across
                                 packet data networks. X.25 was the first packet data technology to be widely implemented.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Accountants....................................................   F-1
Consolidated Statements of Operations for each of the three years in the period ended
  December 31, 1994 and for the three months ended March 31, 1994 and
  1995 (unaudited)...................................................................   F-2
Consolidated Balance Sheets as of December 31, 1993 and 1994 and
  March 31, 1995 (unaudited).........................................................   F-3
Consolidated Statements of Cash Flow for each of the three years in the period ended
  December 31, 1994 and for the three months ended March 31, 1994 and
  1995 (unaudited)...................................................................   F-4
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 1994 and for the three months ended March 31, 1995
  (unaudited)........................................................................   F-5
Notes to Consolidated Financial Statements...........................................   F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF TEKELEC

     We have audited the accompanying consolidated balance sheets of Tekelec as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flow for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tekelec as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Sherman Oaks, California
February 3, 1995, except for Note P,
as to which the date is March 17, 1995

                                    TEKELEC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  THREE MONTHS ENDED
                                       FOR THE YEARS ENDED DECEMBER 31,               MARCH 31,
                                     -------------------------------------      ----------------------
                                       1992          1993           1994          1994          1995
                                     --------      ---------      --------      --------      --------
                                                                                     (UNAUDITED)
Revenues:
  Revenues (excluding sales to
     related parties).............   $ 54,209      $  42,884      $ 57,380      $ 12,059      $ 16,794
  Revenues from sales to related
     parties......................      3,881          3,972         3,809           927         1,836
                                      -------        -------       -------       -------       -------
     Total Revenues...............     58,090         46,856        61,189        12,986        18,630
Costs and expenses:
  Cost of goods sold..............     18,864         16,836        20,388         4,740         6,207
  Research and development........     16,181         17,570        11,962         2,772         3,357
  Selling, general and
     administrative...............     27,413         23,756        22,466         4,943         6,776
  Restructuring...................      2,767          5,988            --            --            --
                                      -------        -------       -------       -------       -------
     Total costs and expenses.....     65,225         64,150        54,816        12,455        16,340
                                      -------        -------       -------       -------       -------
Income (Loss) from operations.....     (7,135)       (17,294)        6,373           531         2,290
Other income (expense):
  Interest, net...................        409            (16)         (327)          (91)            4
  Other, net......................         33            209          (335)         (197)         (174)
                                      -------        -------       -------       -------       -------
     Total other income
       (expense)..................        442            193          (662)         (288)         (170)
                                      -------        -------       -------       -------       -------
Income (Loss) before provision for
  income taxes....................     (6,693)       (17,101)        5,711           243         2,120
  Provision for income taxes......      1,603          1,442         1,251           117           652
                                      -------        -------       -------       -------       -------
       Net income (loss)..........   $ (8,296)     $ (18,543)     $  4,460      $    126      $  1,468
                                      =======        =======       =======       =======       =======
Earnings (Loss) per share: (Note
  P)
       Primary....................   $  (1.01)     $   (2.23)     $   0.47      $   0.01      $   0.14
       Fully diluted..............      (1.01)         (2.23)         0.43          0.01          0.13
Weighted average number of shares:
  (Note P)
       Primary....................      8,178          8,314         9,550         8,558        10,795
       Fully diluted..............      8,178          8,314        10,360         8,558        10,913

See notes to consolidated financial statements.

                                    TEKELEC

                          CONSOLIDATED BALANCE SHEETS
                         (THOUSANDS, EXCEPT SHARE DATA)

                                                               DECEMBER 31,           MARCH 31,
                                                           ---------------------     -----------
                                                             1993         1994          1995
                                                           --------     --------     -----------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..............................  $  3,669     $  6,653         6,962
  Restricted cash........................................        --        1,000         1,000
  Accounts and notes receivable, less allowances
     1993 -- $221; 1994 -- $318; March 31,
     1995 -- $336........................................     8,446       14,215        14,408
  Inventories............................................     4,715        4,391         6,164
  Amounts due from related parties.......................     1,244        1,538         2,023
  Income taxes receivable................................       216           --            --
  Prepaid expenses.......................................     1,048          704           597
                                                            -------      -------       -------
          Total current assets...........................    19,338       28,501        31,154
Property and equipment, net..............................     6,769        4,794         4,946
Technology, net..........................................     1,156          423           228
Other assets.............................................       876          691           726
                                                            -------      -------       -------
          Total assets...................................  $ 28,139     $ 34,409       $37,054
                                                            =======      =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term
     debt................................................  $  3,004     $  1,366       $ 1,270
  Trade accounts payable.................................     4,289        4,005         4,557
  Accrued expenses.......................................     3,859        3,213         3,901
  Accrued payroll and related expenses...................     3,557        4,132         2,145
  Deferred revenues......................................       480        1,412         1,805
  Current portion of other obligations...................       265          312           217
  Income taxes payable...................................       669          595           441
                                                            -------      -------       -------
          Total current liabilities......................    16,123       15,035        14,336
Long-term debt...........................................        --          620           560
Long-term portion of other obligations...................       323           34            15
                                                            -------      -------       -------
          Total liabilities..............................    16,446       15,689        14,911
                                                            -------      -------       -------
Commitments and contingencies
Shareholders' equity: (Note P)
  Common stock, without par value, 50,000,000 shares
     authorized; issued and outstanding
     1993 -- 8,529,454; 1994 -- 9,022,612; March 31,
     1995 -- 9,322,682...................................    14,349       15,940        16,964
  Retained earnings (deficit)............................    (4,381)          79         1,547
  Cumulative translation adjustments.....................     1,725        2,701         3,632
                                                            -------      -------       -------
          Total shareholders' equity.....................    11,693       18,720        22,143
                                                            -------      -------       -------
          Total liabilities and shareholders' equity.....  $ 28,139     $ 34,409       $37,054
                                                            =======      =======       =======

See notes to consolidated financial statements.

                                    TEKELEC

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                  (THOUSANDS)

                                                                               THREE MONTHS
                                                  FOR THE YEARS ENDED              ENDED
                                                      DECEMBER 31,               MARCH 31,
                                              ----------------------------   -----------------
                                               1992       1993      1994      1994      1995
                                              -------   --------   -------   -------   -------
                                                                                (UNAUDITED)
Cash flow from operating activities:
  Net income (loss).........................  $(8,296)  $(18,543)  $ 4,460   $   126   $ 1,468
  Adjustments to reconcile net income (loss)
     to net cash provided by (used in)
     operating activities:
     Depreciation and amortization..........    4,999      5,522     4,406     1,112     1,095
     Deferred income taxes..................      465        145        --        --        --
     Non-cash component of restructuring
       charge...............................    1,710      2,969        --        --        --
     Changes in current assets and
       liabilities:
       Accounts and notes receivable........      996     (1,150)   (5,522)   (1,597)      108
       Inventories..........................   (1,053)      (370)      400     1,154    (1,633)
       Amounts due from related parties.....      199        (23)     (294)       18      (485)
       Income taxes receivable..............      379        530       216        --        --
       Prepaid expenses.....................      212       (242)      427       589       123
       Trade accounts payable...............      410      2,369      (304)   (1,462)      423
       Accrued expenses.....................    1,685       (449)     (703)     (579)      650
       Accrued payroll and related
          expenses..........................      590      1,569       559    (1,471)   (2,029)
       Deferred revenues....................      286       (208)      932       (87)      393
       Income taxes payable.................     (450)       372      (150)     (484)     (199)
                                              -------   --------   -------   -------   -------
       Total adjustments....................   10,428     11,034       (33)   (2,807)   (1,554)
                                              -------   --------   -------   -------   -------
       Net cash provided by (used in)
          operating activities..............    2,132     (7,509)    4,427    (2,681)      (86)
                                              -------   --------   -------   -------   -------
Cash flow from investing activities:
  Purchase of property and equipment........   (6,929)    (2,476)   (1,508)     (215)     (912)
  Investments in technology.................   (2,596)      (165)       --        --        --
  Decrease (Increase) in other assets.......     (202)      (681)      222        38       (17)
                                              -------   --------   -------   -------   -------
       Net cash used in investing
          activities........................   (9,727)    (3,322)   (1,286)     (177)     (929)
                                              -------   --------   -------   -------   -------
Cash flow from financing activities:
  Increase in restricted cash...............       --         --    (1,000)       --        --
  Proceeds from (payments of) short-term
     borrowings.............................       --      3,004    (1,878)    1,046       (96)
  Proceeds from long-term debt..............       --         --     1,000        --        --
  Repayment of long-term debt...............       --         --      (140)       --       (60)
  Proceeds from (payments of) other
     obligations............................     (313)       184      (235)      (71)     (115)
  Proceeds from issuance of common stock....      644        662     1,591       157     1,024
                                              -------   --------   -------   -------   -------
       Net cash provided (used in) by
          financing activities..............      331      3,850      (662)    1,132       753
                                              -------   --------   -------   -------   -------
Effect of exchange rate changes on cash.....       49        583       505       374       571
                                              -------   --------   -------   -------   -------
       Net increase (decrease) in cash and
          cash equivalents..................   (7,215)    (6,398)    2,984    (1,352)      309
Cash and cash equivalents at beginning
  of the year...............................   17,282     10,067     3,669     3,669     6,653
                                              -------   --------   -------   -------   -------
Cash and cash equivalents at end of the
  year......................................  $10,067   $  3,669   $ 6,653   $ 2,317   $ 6,962
                                              =======   ========   =======   =======   =======
Supplemental disclosure of cash flow
  information:
Cash paid during the year for:
  Interest..................................  $    59   $    327   $   343   $    89   $    85
  Income taxes..............................    1,406        439     1,131       549       872

See notes to consolidated financial statements.

                                    TEKELEC

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (THOUSANDS)

                                    COMMON STOCK
                                --------------------     RETAINED      CUMULATIVE          TOTAL
                                  NUMBER                 EARNINGS     TRANSLATION      SHAREHOLDERS'
                                OF SHARES    AMOUNT      (DEFICIT)    ADJUSTMENTS          EQUITY
                                ----------   -------     --------     ------------     --------------
Balance, December 31, 1991....     8,096     $13,043     $ 22,458        $  844           $ 36,345
  Exercise of stock options...       168         644        --           --                    644
  Translation adjustment......     --          --           --               58                 58
  Net loss....................     --          --          (8,296)       --                 (8,296)
                                ----------   -------     --------     ------------     --------------
Balance, December 31, 1992....     8,264      13,687       14,162           902             28,751
  Exercise of stock options...       266         662        --           --                    662
  Translation adjustment......     --          --           --              823                823
  Net loss....................     --          --         (18,543)       --                (18,543)
                                ----------   -------     --------     ------------     --------------
Balance, December 31, 1993....     8,530      14,349       (4,381)        1,725             11,693
  Exercise of stock options...       493       1,591        --           --                  1,591
  Translation adjustment......     --          --           --              976                976
  Net income..................     --          --           4,460        --                  4,460
                                ----------   -------     --------     ------------     --------------
Balance, December 31, 1994....     9,023      15,940           79         2,701             18,720
                                ----------   -------     --------     ------------     --------------
  Exercise of stock options...       300       1,024           --            --              1,024
  Translation adjustment......        --          --           --           931                931
  Net income..................        --          --        1,468            --              1,468
                                ----------   -------     --------     ------------     --------------
Balance, March 31, 1995
  (unaudited).................     9,323     $16,964     $  1,547        $3,632           $ 22,143
                                ========     ========    =========    ===========      ============

See notes to consolidated financial statements.

                                    TEKELEC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated. Certain items shown in the December 31, 1992 and 1993 financial statements have been reclassified to conform with the current period presentation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost (first in, first out) or market.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method. The estimated useful lives are:

        Manufacturing and development
          equipment..........................   3-5 years
        Furniture and office equipment.......   5 years
        Demonstration equipment..............   3 years
        Leasehold improvements...............   The shorter of useful life or lease term

TECHNOLOGY

     Product development costs, including costs of purchased and licensed technology incurred to enhance significantly a product that results in the creation and sales of a new generation of products, are capitalized; costs incurred in conceptualization and design of new products are expensed as incurred.

     Amortization is based on the greater of related net shipments made during the period to total anticipated net shipments, or the three-year straight-line method. Capitalized internally developed software costs for 1992 were $472,000. There were no capitalized internally developed software costs in 1993, 1994, and the three months ended March 31, 1995.

PRODUCT WARRANTY COSTS

     The Company generally warrants its products for one year after sale and provides for estimated future warranty costs at the time revenue is recognized. At December 31, 1993 and 1994 and March 31, 1995, accrued product warranty costs amounted to $280,000, $827,000 and $1.1 million, respectively, and are included in accrued expenses.

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

REVENUE RECOGNITION

     Revenues from sales of diagnostic products are generally recognized when products are shipped. Revenues from sales of switching products are recognized upon shipment to the customer's final site for installation and satisfaction of any related significant Company obligations. Extended warranty service revenues are recognized ratably over the warranty period. Engineering service revenues are recognized on delivery or as the services are performed.

INCOME TAXES

     Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted rates in effect during the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

TRANSLATION OF FOREIGN CURRENCIES

     Translation of foreign currencies is accounted for using the local currency as the functional currency of the Company's foreign subsidiaries. All assets and liabilities are translated at current exchange rates while revenues and expenses are translated at average rates in effect for the period. The resulting gains and losses are included in a separate component of shareholders' equity. Gains (losses) on foreign currency transactions are reflected in net income (loss) and amounted to $(132,000), $253,000, $(235,000), $(229,000) and $17,000 for 1992,
1993, 1994 and the three months ended March 31, 1994 and 1995, respectively.

EARNINGS (LOSS) PER SHARE

     Earnings (Loss) per share are computed using the weighted average number of shares outstanding and dilutive common stock equivalents (options and warrants).

UNAUDITED INTERIM FINANCIAL REPORTING

     In the opinion of management, the unaudited information as of and for the three months ended March 31, 1994 and 1995 includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of such interim financial statements in accordance with generally accepted accounting principles. The results of operations for interim periods are not necessarily indicative of results for any other interim period or the full year.

NOTE B -- RESTRICTED CASH

     At December 31, 1994 and March 31, 1995, the Company's Japanese subsidiary had $1.0 million of restricted cash included in current assets, which represents cash on deposit at a bank in Japan as collateral for outstanding short-term borrowings in the U.S. under a $2.0 million line of credit. See Note J.

NOTE C -- CONCENTRATION OF CREDIT RISK

     The Company sells communications diagnostic and network systems worldwide primarily to telephone operating companies, equipment manufacturers, and corporations that use its systems to

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

design, install, maintain, test and operate communications equipment and networks. Credit is extended based on an evaluation of each customer's financial condition, and generally collateral is not required. Credit losses, if any, have been provided for in the financial statements and have been consistently within management's expectations.

     The Company places its temporary cash investments in high credit quality financial instruments and limits the amount of credit exposure to any one issuer. Generally, the investments made mature within 90 days.

NOTE D -- RELATED PARTY TRANSACTIONS

     As of December 31, 1994 and March 31, 1995, the Company's principal shareholder, a director and his family, and a foreign-affiliated company controlled by the director owned an aggregate of approximately 47% and 46%, respectively, of the Company's outstanding stock.

     The following is a summary of transactions and balances with these affiliates:

                                                                            THREE MONTHS
                                                                               ENDING
                                                                              MARCH 31,
                                                                          -----------------
                                          1992       1993       1994       1994       1995
                                         ------     ------     ------     ------     ------
                                                            (THOUSANDS)
    Product sales....................    $3,881     $3,972     $3,809     $  927     $1,836
    Purchases of inventory...........        83         42         49          2          2
    Director's fees and expenses.....        24         24         15          4          4
    Due from affiliates..............     1,222      1,244      1,538      1,226      2,023
    Due to affiliates................        33         14         41         16          2

     The amounts due from and to the affiliates are non-interest bearing.

     In January 1994, the Company entered into a six-month consulting agreement with a director pursuant to which such director received $52,000 and a warrant to purchase 20,000 shares of the Company's Common Stock. See Note P.

NOTE E -- RESTRUCTURINGS

     During the fourth quarter of 1992, the Company implemented and completed a restructuring designed to reduce operating expenses and scale back product lines that had not met profitability expectations and that were not anticipated to contribute to the Company's long-term strategy. In connection with this restructuring, the Company recorded a $2.8 million charge consisting of cash severance costs, principally paid in the first quarter of 1993, for 33 terminated employees in management, research and development, support and administrative functions and non-cash charges consisting of the write-down of technology and other assets to their net realizable value due to the scaling back of the Company's LAN and field service protocol analyzer products.

     During the second quarter of 1993, management reorganized the Company into a divisional structure and in connection with such reorganization, the Company recorded a $400,000 of cash restructuring charge consisting of severance costs associated with the related termination of employees and closure of the Company's Alabama facility.

     After incurring continued losses, the Company implemented in the fourth quarter of 1993, an organizational and strategic restructuring which was completed in the first quarter of 1994 aimed at

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

returning the Company to profitability by reducing overhead expenses by 25%, improving cash flow and further rationalizing the Company's business lines. In connection with this restructuring, the Company discontinued its network monitoring and field service product lines. A restructuring charge of $5.6 million was recorded representing severance pay for 65 terminated employees in management, research and development, support and administrative functions, of which approximately 70% was paid in the first quarter of 1994 and the balance over the remainder of 1994, and the non-cash charges consisting of the write-off of technology and other assets associated with the discontinued product lines, the write-off of all accumulated costs related to a management information system project which the Company terminated and the accrual of other cash exit costs associated with the restructuring, including costs related to the sale of the Company's Australian subsidiary.

     Restructuring charges consisted of the following:

                                                                         FOR THE YEARS
                                                                        ENDED DECEMBER
                                                                              31,
                                                                       -----------------
                                                                        1992       1993
                                                                       ------     ------
                                                                          (THOUSANDS)
    Severance pay..................................................    $  937     $2,256
    Inventory write-down...........................................       185        438
    Property and equipment write-down..............................        --      1,175
    Technology write-down..........................................     1,415        613
    Other assets write-down........................................       110        743
    Other expenses.................................................       120        763
                                                                       ------     ------
                                                                       $2,767     $5,988
                                                                       ======     ======

     At December 31, 1994, all identified employees had been terminated and all the severance costs and accrued expenses had been paid.

NOTE F -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                 ---------------------------------
                                                                  1992         1993         1994
                                                                 -------      -------      -------
                                                                            (THOUSANDS)
Currently payable (receivable):
  Federal.....................................................   $  (147)     $  (159)     $   133
  State.......................................................        --           39          202
  Foreign.....................................................     1,183        1,311          916
Deferred:
  Federal.....................................................       424          314           --
  State.......................................................        32           --           --
  Foreign.....................................................       111          (63)          --
                                                                 -------      -------      -------
                                                                 $ 1,603      $ 1,442      $ 1,251
                                                                  ======       ======       ======

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

     The primary components of temporary differences which gave rise to deferred taxes at December 31, 1993 and 1994 are:

                                                                             DECEMBER 31,
                                                                        -----------------------
                                                                          1993          1994
                                                                        --------      ---------
                                                                              (THOUSANDS)
Deferred tax assets:
  Net operating loss carryforward....................................   $  8,112      $   5,565
  Foreign tax credit carryforward....................................        811            918
  Allowance for doubtful accounts....................................        138            117
  Inventory adjustments..............................................        677            775
  Depreciation and amortization......................................        260            323
  Research and development credit carryforward.......................        865          1,141
  Accrued liabilities................................................        618            264
  Warranty accrual...................................................        113            325
  Other..............................................................        448            230
                                                                        --------        -------
  Total deferred tax asset...........................................     12,042          9,658
  Less, valuation allowance..........................................    (11,958)        (9,496)
                                                                        --------        -------
  Total net deferred tax asset.......................................         84            162
                                                                        --------        -------
Deferred tax liabilities:
  Depreciation and amortization......................................         --             --
  Deferred product development costs.................................         --             84
  Other..............................................................         84             78
                                                                        --------        -------
  Total deferred tax liability.......................................         84            162
                                                                        --------        -------
Net deferred tax asset...............................................         --             --
Current portion......................................................         --             --
                                                                        --------        -------
Long-term portion (included in other assets).........................   $     --      $      --
                                                                        ========        =======

     There was no significant change in the components of net deferred tax assets and liabilities at March 31, 1995.

     The domestic and foreign components of income (loss) before provision for income taxes were as follows:

                                                                            THREE MONTHS
                                             FOR THE YEARS ENDED                ENDED
                                                DECEMBER 31,                  MARCH 31,
                                       -------------------------------     ---------------
                                        1992         1993        1994      1994      1995
                                       -------     --------     ------     ----     ------
    Domestic.........................  $(8,729)    $(19,257)    $4,052     $170     $1,103
    Foreign..........................    2,036        2,156      1,659       73      1,017
                                       -------     --------     ------     ----     ------
                                       $(6,693)    $(17,101)    $5,711     $243     $2,120
                                       =======     ========     ======     ====     ======

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

     The provision for income taxes differs from the amount obtained by applying the federal statutory income tax rate to income before provision for income taxes as follows:

                                                                 FOR THE YEARS ENDED DECEMBER
                                                                             31,
                                                                ------------------------------
                                                                 1992        1993        1994
                                                                ------      ------      ------
    Federal statutory provision (benefit) rate...............    (34.0)%     (35.0)%      34.0%
    Research and development credits.........................     (0.7)         --          --
    State taxes, net of federal benefit......................      0.7         0.2         6.1
    Foreign taxes............................................     16.6         2.9         6.9
    Utilization of operating loss carryforwards..............       --          --       (27.5)
    Loss for which no tax benefit was recorded...............     35.8        32.3          --
    Temporary differences for which no tax benefit was
      recorded...............................................      6.0         7.9          --
    Other....................................................     (0.4)        0.1         2.4
                                                                 -----       -----       -----
                                                                  24.0%        8.4%       21.9%
                                                                 =====       =====       =====

     At December 31, 1994, the Company had available federal net operating loss carryforwards of $14.8 million, foreign tax credit carryforwards of $918,000 and research and development credit carryforwards of $1.1 million which will generally expire beginning in the years 2007, 1997 and 2007, respectively.

     The Company has not provided for federal income taxes on $8.0 million of undistributed earnings of its foreign subsidiaries which have been reinvested in their operations. If these earnings were distributed, net operating loss carryforwards and foreign tax credits available under current law would eliminate the resulting federal income tax liability.

NOTE G -- INVENTORIES

     The components of inventories are:

                                                            DECEMBER 31,          MARCH 31,
                                                         -------------------     -----------
                                                          1993        1994          1995
                                                         -------     -------     -----------
                                                                     (THOUSANDS)
    Raw materials......................................  $ 2,283     $ 2,197       $ 3,256
    Work in process....................................    1,465       1,246         1,727
    Finished goods.....................................      967         948         1,181
                                                          ------      ------        ------
                                                         $ 4,715     $ 4,391       $ 6,164
                                                          ======      ======        ======

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

NOTE H -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                         DECEMBER 31,           MARCH 31,
                                                     ---------------------     -----------
                                                       1993         1994          1995
                                                     --------     --------     -----------
                                                                  (THOUSANDS)
    Manufacturing and development equipment........  $  9,594     $  8,567      $   8,776
    Furniture and office equipment.................     6,948        5,022          5,058
    Demonstration equipment........................     3,868        3,249          3,735
    Leasehold improvements.........................     1,224        1,257          1,330
                                                     --------     --------       --------
                                                       21,634       18,095         18,899
    Less, accumulated depreciation and
      amortization.................................   (14,865)     (13,301)       (13,953)
                                                     --------     --------       --------
                                                     $  6,769     $  4,794      $   4,946
                                                     ========     ========       ========

NOTE I -- TECHNOLOGY

     Technology consists of capitalized product development costs, net of accumulated amortization of $1.1 million, $1.2 million and $1.4 million at December 31, 1993, 1994 and March 31, 1995, respectively. Technology amortization included in net income for 1992, 1993, 1994 and the three months ended March 31, 1994 and 1995 amounted to $1.3 million, $748,000, $733,000,
$171,000 and $195,000, respectively. Additionally, write-downs of capitalized product development costs to their net realizable value included in restructuring charges amounted to $1.4 million and $613,000 in 1992 and 1993, respectively.

NOTE J -- BORROWINGS

     The Company has a $7.5 million line of credit and a $2.0 million line of credit with U.S. banks and lines of credit aggregating $3.5 million available to the Company's Japanese subsidiary from various Japan-based banks.

     The Company's $7.5 million line of credit with a U.S. bank is collateralized by substantially all of the Company's assets, bears interest at the U.S. prime rate (8.5% at December 31, 1994) plus 2.5% per annum and expires September 30, 1995, if not renewed. Maximum borrowings available under the line of credit are based on eligible accounts receivable and amounted to $6.6 million at December 31, 1994, of which $126,000 was then outstanding. This line of credit includes a $1.0 million long-term credit facility payable in 47 monthly installments of $20,000 each which began in June 1994 and a final installment of $60,000 due in May 1998 or upon the expiration of the underlying $7.5 million line of credit, if not renewed. At December 31, 1994, $860,000 was outstanding under this long-term facility, of which $620,000 was included under long-term debt.

     In February 1994, the Company established a $2.0 million line of credit with a U.S. bank, collateralized by restricted cash deposits in Japan, with interest at the U.S. prime rate plus 0.375% per annum. This line of credit expires May 31, 1995, if not renewed. Borrowings at any time may not exceed the cash amount on deposit. At December 31, 1994, $1.0 million was outstanding under this line of credit.

     The Company's Japanese subsidiary has collateralized yen-denominated lines of credit with Japan-based banks, primarily available for use in Japan, amounting to the equivalent of $3.5 million with interest at the Japanese prime rate (3% at December 31, 1994) plus 0.125% per annum which

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

expire between May 29, 1995 and March 31, 1996, if not renewed. There have been no borrowings under these lines of credit.

     The Company's weighted average short-term borrowing rates were 7.2% and 8.8% in 1993 and 1994, respectively.

     There was no significant change in the Company's borrowings at March 31, 1995.

NOTE K -- COMMITMENTS AND CONTINGENCIES

     The Company leases its office and manufacturing facilities together with certain office equipment under operating lease agreements. Lease terms generally range from one to ten years; certain building leases contain options for renewal for additional periods and are subject to increases up to 10% every 24 months.

     Total rent expense was $1.8 million, $2.1 million, and $2.0 million, for 1992, 1993, and 1994, respectively.

     Minimum annual non-cancelable lease commitments are:

                                                         DECEMBER 31,     MARCH 31,
                     YEAR ENDING DECEMBER 31,                1994           1995
            -------------------------------------------  ------------     ---------
            1995.......................................     $1,595         $ 1,686
            1996.......................................      1,242           1,635
            1997.......................................        799           1,203
            1998.......................................        747           1,163
            1999.......................................        807           1,234
            Thereafter.................................      4,234           5,315
                                                            ------         -------
                                                            $9,424         $12,236
                                                            ======         =======

     During 1992, the Company recorded legal expenses and costs for the defense and settlement of certain litigation against the Company and its then President that was initiated by a former officer of the Company. The terms of the settlement are subject to a confidentiality clause.

NOTE L -- STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

     The Company has various stock option plans (Option Plans) with maximum terms of 10 years. Five million fifty thousand shares of the Company's Common Stock have been issued or reserved for issuance under these plans.

     The terms of options granted under these Option Plans are determined at the time of grant. The option price may not be less than the fair market value per share on the date of grant. Both incentive stock options and nonstatutory stock options can be issued under the Option Plans.

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

     Combined stock option activity under the Option Plans is as follows:


                                                                                FOR THE THREE
                                                                                 MONTHS ENDED
                                  FOR THE YEARS ENDED DECEMBER 31,                MARCH 31,
                         ---------------------------------------------------   ----------------
                              1992              1993              1994               1995
                         ---------------   ---------------   ---------------   ----------------
    Number of option
      shares:
      Granted..........          626,530         1,947,502         1,292,348            426,438
      Exercised........          102,272           150,126           407,982            270,070
      Cancelled........          232,840         1,865,548           583,632             29,860
      Outstanding at
         end of
         period........        2,015,210         1,947,038         2,247,772          2,374,280
    Option price range:
      Granted..........  $  5.25 - $8.63   $  2.63 - $5.63   $ 3.00 - $16.38   $ 16.13 - $20.50
      Exercised........     1.88 -  6.25      1.88 -  4.38     1.88 -   6.13      1.88 -   4.63
      Cancelled........     1.88 -  9.25      3.25 -  9.25     3.00 -  13.63      3.00 -   3.94
      Outstanding at
         end of
         period........     1.88 -  9.25      1.88 -  6.25     1.88 -  16.38      1.88 -  20.50


     At December 31, 1994, options for 575,514 shares were exercisable at exercise prices ranging from $1.875 to $7.75 per share and have exercise periods of up to ten years. At March 31, 1995, options for 445,032 shares were exercisable at exercise prices ranging from $1.875 to $20.50 per share and have exercise periods of up to ten years.

     The Company has an Employee Stock Purchase Plan (the "ESPP") with a maximum term of ten years. Four hundred fifty thousand shares of the Company's Common Stock have been reserved for issuance under the ESPP. Eligible employees may authorize payroll deductions of up to 10% of their compensation to purchase shares of Common Stock at 85% of the lower of the market price at the beginning or end of each six-month offering period. During 1992, 1993, and 1994, 65,866, 114,824, and 85,176 shares, respectively, were purchased under the ESPP at average prices of $4.72, $2.34, and $3.07, respectively.

     The Company has a 401(k) tax-deferred savings plan under which eligible employees may authorize from 2% to 12% of their compensation to be invested in employee-elected investment funds managed by an independent trustee. The Company may contribute matching funds of up to 50%, as determined annually by the Board of Directors, of the employees' payroll deductions. During 1992, 1993 and 1994, and the three months ended March 31, 1994 and 1995, the Company's contributions amounted to $352,000, $0, $122,000, $0 and $41,000, respectively.

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

NOTE M -- GEOGRAPHIC SEGMENTS AND FOREIGN OPERATIONS

     The Company operates in one business segment. Transfers between geographic areas are made at prices reflecting market conditions. Geographic segment information including sales and transfers between geographic areas is presented below:


                                                 FOR THE YEARS ENDED           THREE MONTHS
                                                     DECEMBER 31,             ENDED MARCH 31,
                                             ----------------------------    -----------------
                                              1992       1993      1994       1994      1995
                                             -------   --------   -------    -------   -------
                                                                (THOUSANDS)
Revenues from unaffiliated customers
  United States............................  $42,958   $ 32,072   $47,722    $10,002   $14,251
  Japan....................................   12,528     11,749    12,269      2,789     4,063
  Other....................................    2,604      3,035     1,198        195       316
                                             -------    -------   -------    -------   -------
          Total............................  $58,090   $ 46,856   $61,189    $12,986   $18,630
                                             =======    =======   =======    =======   =======
Transfers between geographic areas
  United States............................  $ 6,562   $  4,380   $ 4,993    $ 1,323   $ 1,928
  Japan....................................       --         --        --         --        --
  Other....................................       --         --        --         --        --
                                             -------    -------   -------    -------   -------
          Total............................  $ 6,562   $  4,380   $ 4,993    $ 1,323   $ 1,928
                                             =======    =======   =======    =======   =======
Total revenues
  United States............................  $49,520   $ 36,452   $52,715    $11,325   $16,179
  Japan....................................   12,528     11,749    12,269      2,789     4,063
  Other....................................    2,604      3,035     1,198        195       316
  Intersegment eliminations................   (6,562)    (4,380)   (4,993)    (1,323)   (1,928)
                                             -------    -------   -------    -------   -------
          Total............................  $58,090   $ 46,856   $61,189    $12,986   $18,630
                                             =======    =======   =======    =======   =======
Income (Loss) from operations
  United States............................  $(8,534)  $(19,228)  $ 4,561    $   406   $ 1,190
  Japan....................................    2,250      1,990     1,930        337     1,062
  Other....................................     (851)       (56)     (118)      (212)       38
                                             -------    -------   -------    -------   -------
          Total............................  $(7,135)  $(17,294)  $ 6,373    $   531   $ 2,290
                                             =======    =======   =======    =======   =======
Identifiable assets
  United States............................  $29,389   $ 20,766   $24,905    $18,587   $26,981
  Japan....................................    7,615      6,670     9,056      7,033     9,749
  Other....................................    1,399        703       448        542       324
                                             -------    -------   -------    -------   -------
          Total............................  $38,403   $ 28,139   $34,409    $26,162   $37,054
                                             =======    =======   =======    =======   =======
U.S. export sales to unaffiliated customers
  by destination of sale
  Europe...................................  $ 6,091   $  5,435   $ 5,636    $ 1,390   $ 2,209
  Other....................................    3,542      3,661     7,284      1,929     1,439
                                             -------    -------   -------    -------   -------
          Total............................  $ 9,633   $  9,096   $12,920    $ 3,319   $ 3,648
                                             =======    =======   =======    =======   =======

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

NOTE N -- MAJOR CUSTOMERS

     Sales to Nippon Telegraph and Telephone amounted to 13%, 16%, 13%, 14% and 17% of revenues in 1992, 1993 and 1994 and the three months ended March 31, 1994 and 1995, respectively. Sales to AT&T amounted to 11% of revenues in the three months ended March 31, 1995.

NOTE O -- QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

                                                                QUARTERS
                                               -------------------------------------------
                                                FIRST      SECOND       THIRD      FOURTH
                                               -------     -------     -------     -------
                                                   (THOUSANDS, EXCEPT PER SHARE DATA)
    FOR THE YEARS ENDED DECEMBER 31,
    1993
    Revenues...............................    $11,157     $11,425     $12,658     $11,616
    Gross profit...........................      7,309       7,498       7,622       7,591
    Loss before provision for income
      taxes................................     (3,015)     (3,503)     (2,561)     (8,022)
    Net loss...............................     (3,334)     (3,823)     (2,804)     (8,582)
    Loss per share:
      Primary..............................    $ (0.40)    $ (0.46)    $ (0.34)    $ (1.02)
      Fully diluted........................      (0.40)      (0.46)      (0.34)      (1.02)
    1994
    Revenues...............................    $12,986     $13,810     $15,638     $18,755
    Gross profit...........................      8,246       9,494      10,606      12,455
    Income before provision for income
      taxes................................        243       1,216       1,880       2,372
    Net income.............................        126         877       1,357       2,100
    Earnings per share:
      Primary..............................    $  0.01     $  0.10     $  0.15     $  0.20
      Fully diluted........................       0.01        0.10        0.14        0.20

     Tekelec typically operates with a limited backlog, and most of its revenues in each quarter result from orders received in that quarter. Further, Tekelec typically generates up to one-half of its revenues for each quarter in the last month of the quarter. Tekelec establishes its expenditure levels based on its expectations as to future revenues, and if revenue levels were to fall below expectations this would cause expenses to be disproportionately high. Therefore, a drop in near term demand would significantly affect revenues, causing disproportionate reduction in profits or even losses in any quarter. Tekelec's operating results may fluctuate for this reason or as a result of a number of other factors, including general economic and political conditions (such as recessions in the U.S. and Japan), capital spending patterns of Tekelec's customers, increased competition, variations in the mix of sales, fluctuation in proportion of foreign sales and announcements of new products by Tekelec or its competitors. The Company's results for 1993 include pre-tax restructuring charges amounting to $400,000 in the second quarter and $5.6 million in the fourth quarter and the effect of the Company's inability throughout the year to currently recognize benefits amounting to $8.0 million for its tax loss and credits carryforwards. In 1994, Tekelec's quarterly revenues increased by up to 61% as compared to prior year's quarters. The Company believes these increases resulted from

                                    TEKELEC

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

increased market acceptance of its products. The Company's results for 1994 include the effect of the Company's ability to recognize benefits amounting to $1.6 million for its tax loss carryforwards.

NOTE P -- COMMON STOCK

     At December 31, 1993 and 1994 and March 31, 1995, the Company had warrants outstanding to purchase an aggregate of 20,000, 80,000 and 50,000 shares of its Common Stock, respectively, as more fully discussed below.

     In 1992, the Company issued warrants to purchase a total of 20,000 shares of its Common Stock to two directors at $7.5625 per share. These warrants were re-priced to $3.595 per share in 1993, are exercisable in full at any time prior to January 17, 1997, and were outstanding at December 31, 1993 and 1994. During the three months ended March 31, 1995, warrants for 10,000 of these shares were exercised by one director.

     In January 1994, pursuant to a consulting agreement between the Company and a director, the Company issued warrants to purchase 20,000 shares of its Common Stock at $3.4375 per share to such director, all of which were outstanding at December 31, 1994. These warrants vested during 1994, and were exercised during the three months ended March 31, 1995.

     In April 1994, the Company issued warrants to purchase 10,000 shares of its Common Stock at $3.375 per share to one director, all of which were outstanding at December 31, 1994. These warrants vest and become exercisable in 20 equal quarterly installments beginning on April 19, 1994.

     In July 1994, the Company issued warrants to purchase 30,000 shares of its Common Stock at $2.875 per share, exercisable in full at any time prior to July 21, 1999, all of which were outstanding at December 31, 1994.

     On March 17, 1995, the Company effected a two-for-one stock split. All references to numbers of shares and related prices, per share amounts, and stock option plan data have been restated to reflect the stock split.

 ============================================

    NO PERSON HAS BEEN AUTHORIZED IN CON-
NECTION WITH THE OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTA-
TION NOT CONTAINED IN THIS PROSPECTUS AND, IF
GIVEN OR MADE, SUCH INFORMATION OR REPRESEN-
TATION MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY THE COMPANY OR ANY UN-
DERWRITER. THIS PROSPECTUS DOES NOT CONSTI-
TUTE AN OFFER TO SELL OR A SOLICITATION OF ANY
OFFER TO BUY ANY OF THE SECURITIES OFFERED
HEREBY TO ANY PERSON OR BY ANYONE IN ANY
JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE
SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY
OF THIS PROSPECTUS NOR ANY SALE MADE HEREUN-
DER SHALL, UNDER ANY CIRCUMSTANCES, CREATE
ANY IMPLICATION THAT THE INFORMATION CON-
TAINED HEREIN IS CORRECT AS OF ANY DATE SUBSE-
QUENT TO THE DATE HEREOF.

            -------------------

             TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Additional Information................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................   11
Price Range of Common Stock...........   11
Dividend Policy.......................   11
Capitalization........................   12
Selected Consolidated Financial
  Data................................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   23
Management............................   36
Common Stock Ownership of Principal
  Shareholders and Management.........   38
Description of Capital Stock..........   39
Underwriting..........................   40
Legal Matters.........................   41
Experts...............................   41
Glossary..............................   42
Index to Consolidated Financial
  Statements..........................   44
==============================================



==============================================

              1,750,000 SHARES
                   (LOGO)
                  TEKELEC
                COMMON STOCK
             -------------------

                 PROSPECT
             -------------------
              ALEX. BROWN & SONS
                 INCORPORATED

             VOLPE, WELTY & COMPANY

                 CRUTTENDEN ROTH
                  INCORPORATED

                  May   , 1995

=============================================

                                 EDGAR APPENDIX

     This EDGAR Appendix is filed in compliance with Item 304 of Regulation S-T regarding graphic and image information. It describes material appearing on the inside front cover and on page 23 of the Prospectus included in the Registration Statement.

INSIDE FRONT COVER

     The first illustration shows the components of a simplified SS7 network using Tekelec's EAGLE STP and MGTS/GSMT products. A photograph of Tekelec's EAGLE STP is shown. The EAGLE STP is shown connected to a graphical representation of an SCP and to a "cloud" that is representative of an SS7 network. The "SS7 network" cloud is connected via (i) a line to a photograph of a Tekelec MGTS/GSMT diagnostic system (ii) an SS7 link line to an SSP/Central Office Switch and (iii) a link line to an MSC. The SSP is shown connected via
(i) an ISDN line to a telephone and (ii) a voice line going into a "cloud" representing a public switched network. The MSC is shown connected via (i) a GSM/PCS connection to a mobile phone and (ii) a trunk line into the "cloud" representing the same public switched network to which the SSP is connected.

     The second illustration shows the components of a simplified LAN/WAN/broadband network using Tekelec's Chameleon Open diagnostic system. The illustration shows a "cloud" representing a WAN incorporating ATM, Frame Relay or SMDS. The "cloud" is connected on one side via an OC3 interface to a smart router/switch. The smart router/switch is connected to a graphic representation of an Ethernet LAN showing a ring with several PCs which is shown connected to a photograph of Tekelec's Chameleon Open diagnostic system. On the other side, the "cloud" is connected via a T3/T1 line to another smart router/switch. This router/switch in turn is connected to a graphic representation of a Token Ring LAN to which several PCs are attached, which in turn is shown connected to the same photograph of Tekelec's Chameleon Open. The WAN "cloud" is also connected to the photograph of Tekelec's Chameleon Open.

PAGE 25

     This illustration is a representation of a "generic" SS7 network showing a graphic representation of an STP. The STP is connected on one side to a graphical representation of an SCP. Below, the STP is connected to a "cloud" that is representative of an SS7 network. The "SS7 cloud" is connected via (i) an SS7 link line to an SSP/Central Office Switch and (ii) a link line to an MSC. The SSP/Central Office Switch is shown connected via (i) an ISDN line to a telephone instrument and (ii) a voice line going into a "cloud" representing a public switched network. The MSC is shown connected via (i) a GSM/PCS connection to a mobile phone and (ii) a trunk line into the "cloud" representing the same public switched network to which the SSP is connected.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts and commissions) payable by the Company in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

                                                                            REGISTRANT
                                                                            ----------
        SEC registration fee.............................................    $  13,446
        NASD filing fee..................................................        4,400
        Nasdaq listing fee...............................................       17,500
        Blue sky fees and expenses.......................................       10,000
        Printing and engraving expenses..................................       80,000
        Accounting fees and expenses.....................................      100,000
        Legal fees and expenses..........................................      170,000
        Registrar and transfer agent's fees and expenses.................        1,000
        Miscellaneous expenses...........................................        3,654
                                                                            ----------
                  Total..................................................    $ 400,000
                                                                             =========

ITEM 16. EXHIBITS


        EXHIBIT
        NUMBER
        ------
          1.1*     Form of Underwriting Agreement.
          3.1      Articles of Incorporation of Registrant, as amended.(1)
          3.2*     Bylaws of Registrant, as amended.
          5.1*     Opinion of Coudert Brothers.
         23.1*     Consent of Coudert Brothers (included in Exhibit 5.1).
         23.2      Consent of Coopers & Lybrand L.L.P.
         24.1*     Power of Attorney.


---------------

 *  Previously filed.

(1) Incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 0-15135) for the year ended December 31, 1994.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CALABASAS, STATE OF CALIFORNIA, ON MAY 25, 1995.


                                          TEKELEC

                                          By:     /s/  PHILIP J. ALFORD
                                            ------------------------------------
                                                Philip J. Alford, President

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                  SIGNATURE                                  TITLE                    DATE
---------------------------------------------   -------------------------------   -------------

            /s/  PHILIP J. ALFORD                   President and Director        May 25, 1995
---------------------------------------------    (Principal Executive Officer)
              Philip J. Alford

            /s/  GILLES C. GODIN                  Vice President, Finance and     May 25, 1995
---------------------------------------------       Chief Financial Officer
               Gilles C. Godin                     (Principal Financial and
                                                      Accounting Officer)

         /s/   JEAN-CLAUDE ASSCHER*                  Chairman of the Board        May 25, 1995
---------------------------------------------
             Jean-Claude Asscher

           /s/   ROBERT V. ADAMS*                          Director               May 25, 1995
---------------------------------------------
               Robert V. Adams

             /s/   PHILIP BLACK*                           Director               May 25, 1995
---------------------------------------------
                Philip Black

          /s/   DANIEL L. BRENNER*                         Director               May 25, 1995
---------------------------------------------
              Daniel L. Brenner

            /s/   HOWARD ORINGER*                          Director               May 25, 1995
---------------------------------------------
               Howard Oringer

             /s/   JON F. RAGER*                           Director               May 25, 1995
---------------------------------------------
                Jon F. Rager


*By:        /s/  PHILIP J. ALFORD
---------------------------------------------
     Philip J. Alford, Attorney-in-Fact

                                 EXHIBIT INDEX


        NUMBER                                   DESCRIPTION                             PAGE
-----------------------  ------------------------------------------------------------    -----
23.2                     Consent of Coopers & Lybrand L.L.P.